  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1997
                                                     REGISTRATION NO. 333-29163

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                          PILGRIM'S PRIDE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     2015                     75-1285071
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

       110 SOUTH TEXAS STREET                      LONNIE "BO" PILGRIM
       PITTSBURG, TEXAS 75686                    110 SOUTH TEXAS STREET
           (903) 855-1000                        PITTSBURG, TEXAS 75686
  (ADDRESS, INCLUDING ZIP CODE, AND                  (903) 855-1000
          TELEPHONE NUMBER,                (NAME, ADDRESS, INCLUDING ZIP CODE,
INCLUDING AREA CODE, OF REGISTRANT'S                  AND TELEPHONE
    PRINCIPAL EXECUTIVE OFFICES)             NUMBER, INCLUDING AREA CODE, OF
                                                   AGENT FOR SERVICE)

                                  COPIES TO:

           ALAN G. HARVEY                           THOMAS A. ROBERTS
          BAKER & MCKENZIE                     WEIL, GOTSHAL & MANGES LLP
    2001 ROSS AVENUE, SUITE 4500             100 CRESCENT COURT, SUITE 1300
         DALLAS, TEXAS 75201                        DALLAS, TX 75201
           (214) 978-3000                            (214) 746-7700

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

  PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS RELATING ALSO TO REGISTRATION STATEMENT NO. 33-61160 PREVIOUSLY FILED BY THE REGISTRANT ON FORM S-1 AND DECLARED EFFECTIVE ON JULY 9, 1993. THIS AMENDMENT NO. 1 TO FORM S-1 ALSO CONSTITUTES AMENDMENT NO. 1 TO POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-61160, AND SUCH POST-EFFECTIVE AMENDMENT NO. 1, AS AMENDED, SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT AND IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 27, 1997

PROSPECTUS
     , 1997

                                6,261,382 SHARES


                                      LOGO
                                  COMMON STOCK

  All of the shares of common stock, par value $0.01 per share ("Common Stock"), offered hereby (the "Offering") are being sold by certain stockholders (the "Selling Stockholders") of Pilgrim's Pride Corporation (the "Company"). The Company will not receive any part of the proceeds from the sale of the shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Common Stock is traded on the New York Stock Exchange under the symbol "CHX." The last reported sale price of the Common Stock on the New York Stock Exchange on June 26, 1997 was $11 5/8 per share. See "Price Range of Common Stock and Dividends."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                    UNDERWRITING     PROCEEDS TO
                                    PRICE TO THE    DISCOUNTS AND    THE SELLING
                                       PUBLIC      COMMISSIONS(1)  STOCKHOLDERS(2)
----------------------------------------------------------------------------------
Per Share........................    $               $               $
Total(3).........................  $               $               $
----------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses estimated at $250,000 payable by the Selling Stockholders; provided that if the Underwriters exercise their over-allotment option, a pro rata portion of such expenses shall be payable by the Company based upon the relative number of shares of Common Stock sold by the Company and the Selling Stockholders.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 939,207 additional shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public and Underwriting Discounts and
    Commissions will be $     and $    , respectively, and the proceeds to the
    Company therefrom will be $     . See "Underwriting."

  The shares of Common Stock are being offered in the Offering by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares will be made in
New York, New York on or about       , 1997.

DONALDSON, LUFKIN & JENRETTE                           A.G. EDWARDS & SONS, INC.
      SECURITIES CORPORATION

                      [TWO PLATES WITH CHICKEN ENTREES.]

Fully cooked grilled breast filets and ready-to-serve buffalo wings are two examples of Pilgrim's Pride further-processed products that are sold to both our foodservice and retail customers.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement may be obtained upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web Site at http://www.sec.gov.

  The Common Stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                REFERENCE DATA

  Industry, market and market share information contained herein is based on information appearing in publicly available reports. The Company has not independently verified such information.

                          FORWARD-LOOKING INFORMATION

  This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and Consolidated Financial Statements and notes thereto included in this Prospectus. Investors should carefully consider the information set forth under "Risk Factors." Unless otherwise indicated herein, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. The term the "Company" or "Pilgrim's Pride" refers to Pilgrim's Pride Corporation and its subsidiaries, unless the context otherwise requires.

                                  THE COMPANY

  Pilgrim's Pride is one of the largest producers of prepared and fresh chicken products in North America and has one of the best known brand names in the chicken industry. The Company is the fourth largest producer of chicken in the United States and one of the two largest in Mexico. Through vertical integration, the Company controls the breeding, hatching and growing of chickens and the processing, preparation, packaging and sale of its product lines. In fiscal 1996, approximately 80% of the Company's net sales were from its U.S. operations, including U.S. produced chicken products sold for export to Canada, Eastern Europe, the Far East and other world markets, with the remaining 20% arising from the Company's Mexico operations.

  The U.S. chicken industry has grown from 9.0 billion pounds produced in 1976 to 26.1 billion pounds in 1996, a compounded annual growth rate of 5.5%. This growth was in response to both domestic and international demand. In the U.S., annual per capita consumption of chicken grew from 42.5 pounds in 1976 to 71.7 pounds in 1996 while per capita consumption of beef and pork declined. Per capita consumption of chicken in the U.S. surpassed that of pork in 1982 and beef in 1992. Exports of U.S. produced chicken have also increased from 3.2% of production in 1976 to 16.9% in 1996. Management believes these trends will continue in the foreseeable future.

  In the U.S., the Company is the second largest full-line supplier of chicken products to the foodservice market, which is principally comprised of chain restaurant operations, frozen entree producers, institutions and distributors. The majority of the Company's sales to this market consists of prepared food products, which include portion-controlled breast fillets, tenderloins and strips, formed nuggets and patties and bone-in chicken parts. These products are sold frozen and may be either fully cooked or uncooked. Primarily as a result of growth in the Company's sales of prepared food products to this market, Company sales to the foodservice market from fiscal 1992 through fiscal 1996 grew at a compounded annual growth rate of 10.2%. Based on industry data, the Company estimates that total industry dollar sales to the foodservice market during this same period grew at a compounded annual growth rate of 7.6%. The Company also sells fresh chicken products to the foodservice market and the retail market, the latter consisting primarily of grocery store chains and retail distributors.

  In Mexico, the Company has made significant capital investments to modernize its production technology, completed strategic acquisitions and transferred experienced management personnel in order to be a low-cost producer of chicken. Management believes that this low-cost producer strategy has resulted in increased market share and higher profit margins relative to most other Mexican chicken producers and has positioned the Company to participate in the anticipated growth in Mexican chicken demand. According to an industry source, annual per capita consumption of chicken in Mexico increased from an estimated 22 pounds in 1982 to an estimated 34 pounds in 1996. Management anticipates that Mexican chicken consumption will grow as the Mexican economy continues to strengthen.

  The Company's objectives are to increase sales, profit margins and earnings and outpace the growth of the chicken industry (i) by focusing on growth in the prepared food products market, (ii) by focusing on growth in the Mexico market and (iii) through greater utilization of the Company's existing assets. Key elements of the Company's strategy to achieve these objectives are to:

  . Focus U.S. growth on prepared foods. In recent years the Company has focused on increasing its sales of prepared foods to the foodservice market, particularly to chain restaurants and frozen entree producers. The market for prepared food products has experienced greater growth and higher margins than fresh chicken products, and the Company's sales of prepared food products to the foodservice market have grown from $178.2 million in fiscal 1992 to $303.9 million in fiscal 1996, a compounded annual growth rate of 14.3%. Additionally, the production and sale of prepared foods reduces the impact of feed grain costs on the Company's profitability. As further processing is performed, feed grain costs become a decreasing percentage of a product's total production cost. The Company is now the largest supplier of chicken to Wendy's and Jack-in-the-Box chain restaurants and to Stouffer's frozen entree operations. Other major prepared foods customers include KFC and Taco Bell. Prepared foods constituted 44.9% of the Company's U.S. chicken sales in fiscal 1996.

  . Focus on customer driven research & development and technology. Much of the Company's growth in prepared foods has been the result of customer-driven research & development focused on designing new products to meet customers' changing needs. The Company's research & development personnel often work directly with institutional customers in developing proprietary products. Approximately $110.9 million of the Company's sales to foodservice customers in fiscal 1996 consisted of new products which were not sold by the Company in fiscal 1992. The Company is also a leader in utilizing advanced processing technology, which enables the Company to better meet its customers' needs for product innovation, consistent quality and cost efficiency.

  . Enhance the U.S. fresh chicken product mix through value-added, branded products. The Company's fresh chicken business is an important component of its sales and has grown from sales of $232.1 million in fiscal 1992 to $286.2 million in fiscal 1996. In addition to maintaining its sales of mature, traditional fresh chicken products, the Company's strategy is to shift the mix of its U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as marinated chicken and chicken parts. As a result of this strategy, the Company's compounded annual growth rate of fresh chicken sales from fiscal 1992 to fiscal 1996 exceeded 5.3% while total U.S. industry sales of fresh chicken increased less than 2.0%.

  . Maintain operating efficiencies and increase capacity on a cost-effective basis. As production and sales have grown, the Company has maintained operating efficiencies by investing in state-of-the-art technology, processes and training and by making cost-effective acquisitions both in the U.S. and Mexico. As a result, according to industry data, since 1993 the Company has consistently been one of the lowest cost producers of chicken. In addition, in two recent studies of 16 production facilities of various large chicken producers, the Company's prepared foods plant ranked as either the first or second lowest cost producer of deboned meat, which is the major cost component of prepared foods. Continuing this strategy, the Company acquired additional chicken producing assets in the U.S. in April 1997, to replace chicken purchased from third parties, at a cost that management believes is significantly less than the cost required to construct a new chicken production complex with similar capacity.

  . Capitalize on international demand for U.S. chicken. Due to U.S.
    consumers' preference for chicken breast meat, the Company has targeted international markets to generate sales of leg quarters. The Company has also begun selling prepared food products for export to the international divisions of its U.S. chain restaurant customers. As a result of these efforts, sales for these markets have grown from less than 1% of the Company's total U.S. chicken sales in fiscal 1992 to more than 6% in fiscal 1996. Management believes that (i) U.S. chicken exports will continue to grow as worldwide demand for high grade, low cost protein sources increases and (ii) worldwide demand for higher margin prepared food products will increase over the next five years; and accordingly, the Company is well positioned to capitalize on such growth.

  . Capitalize on investments and expertise in Mexico. The Company's strategy in Mexico is focused on (i) being one of the most cost-efficient producers and processors of chicken in Mexico by applying technology and expertise utilized in the U.S. and (ii) increasing distribution of its higher margin, value added products to national retail stores and restaurants. This strategy has resulted in the Company obtaining a market leadership position, with its estimated market share in Mexico increasing from 10.5% in 1992 to 18.8% in 1996.

                                  THE OFFERING

Common Stock offered by the Selling
 Stockholders:
  Archer-Daniels-Midland Company...   5,514,900 shares
  Other non-management                  746,482 shares
   stockholders....................
    Total..........................   6,261,382 shares
Common Stock to be outstanding       27,589,250 shares
 after the Offering................
Use of Proceeds....................  The Company will not receive any of the proceeds of the Offering other than the
                                     proceeds, if any, received as a result of
                                     the exercise of the Underwriters' over-
                                     allotment option. Any proceeds received as
                                     a result of the exercise of the over-
                                     allotment option will be used to reduce
                                     borrowings under the Company's revolving
                                     credit facility.
New York Stock Exchange symbol.....  CHX
Dividend Policy....................  $0.015 per share per quarter. See "Price
                                     Range of Common Stock and Dividends."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                FISCAL YEAR ENDED                            SIX MONTHS ENDED
                         ---------------------------------------------------------------    -----------------------
                         SEPTEMBER 26, OCTOBER 2, OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,    MARCH 30,     MARCH 29,
                             1992        1993(A)     1994       1995(B)        1996           1996          1997
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net sales..............   $817,361     $887,843   $922,609    $931,806     $1,139,310      $539,479      $601,207
 Gross profit...........     32,802      106,036    110,827      74,144         70,640        37,019        53,352
 Operating income
  (loss)................    (12,739)      56,345     59,698    24,930(c)        21,504 (c)    12,509 (c)    25,974
 Foreign exchange (gain)
  loss..................        736          243       (257)    5,605(c)         1,275 (c)     1,222 (c)       536
 Income (loss) before
  income taxes and
  extraordinary charge..    (33,712)      32,838     42,448       2,091             47         1,533        17,611(d)
 Income tax expense
  (benefit)(e)..........     (4,048)      10,543     11,390      10,058          4,551         2,792         2,552
 Income (loss) before
  extraordinary charge..    (29,664)      22,295     31,058      (7,967)        (4,504)       (1,259)       15,059(d)
 Net income (loss)......    (29,664)      21,009     31,058      (7,967)        (7,284)       (4,039)       15,059(d)
 Income (loss) per
  common share before
  extraordinary charge..   $  (1.24)    $   0.81   $   1.13    $  (0.29)    $    (0.16)     $  (0.05)     $   0.55(d)
 Net income (loss) per
  common share..........   $  (1.24)    $   0.76   $   1.13    $  (0.29)    $    (0.26)     $  (0.15)     $   0.55(d)
 Dividends per common
  share.................   $   0.06     $   0.03   $   0.06    $   0.06     $     0.06      $   0.03      $   0.03
 Weighted average shares
  outstanding...........     23,880       27,589     27,589      27,589         27,589        27,589        27,589
OTHER DATA:
 EBITDA(f)..............   $ 10,955     $ 79,222   $ 83,658    $ 49,811     $   47,767      $ 25,948      $ 39,735
 Capital expenditures...     14,813       11,511     23,572      71,589         32,534        22,262        12,090

                                                                          AT
                                                                       MARCH 29,
                                                                         1997
BALANCE SHEET DATA:
 Working capital...................................................... $ 98,526
 Total assets.........................................................  531,579
 Notes payable and current maturities of long-term debt...............   33,645
 Long-term debt, less current maturities..............................  193,546
 Total stockholders' equity...........................................  157,366

--------
(a) Fiscal 1993 had 53 weeks.
(b) On July 5, 1995, the Company acquired certain assets of a group of five chicken companies located near Queretaro, Mexico for approximately $35.3 million. The acquisition has been accounted for as a purchase, and the results of operations for this acquisition have been included in the Company's consolidated results of operations since the acquisition date.
(c) In addition to foreign exchange losses, the peso decline and the related economic recession in Mexico contributed significantly to the operating losses experienced by the Company's Mexican operations of $17.0 million, $8.2 million and $3.2 million for fiscal years 1995 and 1996 and the six months ended March 30, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(d) Reflects $2.2 million (or $1.3 million or $0.05 per share net of tax effect) of income arising from the final settlement of claims resulting from a January 1992 fire at the Company's prepared foods plant.
(e) The Company does not include income or losses from its Mexican operations in its determination of taxable income for U.S. income tax purposes based upon its determination that such earnings will be indefinitely reinvested in Mexico. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note D of the Consolidated Financial Statements of the Company.
(f) "EBITDA" is defined as the sum of operating income (loss) and depreciation and amortization (excluding amortization of capitalized financing costs). EBITDA should not be considered as an alternative to, or more meaningful than, net income as a measure of the Company's operating performance or cash flows as a measure of the Company's liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." EBITDA is presented here not as an alternative measure of operating results or liquidity, but rather to provide additional information related to the Company's debt service ability. Certain restrictive covenants contained in agreements relating to the Company's indebtedness are based on the Company's EBITDA, subject to certain adjustments.

                                 RISK FACTORS

INDUSTRY CYCLICALITY

  Profitability in the chicken industry can be materially affected by the commodity prices of feed grains and the commodity prices of chicken and chicken parts, each of which are determined largely by balances in supply and demand. As a result, the chicken industry as a whole has been characterized by cyclical earnings.

  High feed grain prices have had a material adverse effect on the Company's operating results in recent periods. The Company periodically seeks, to the extent available, to enter into advance purchase commitments and/or financial hedging contracts for the purchase of feed grains in an effort to manage its feed grain costs. There can be no assurance that the use of such instruments by the Company will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Chicken Industry."

SUBSTANTIAL INDEBTEDNESS

  The Company currently has a significant amount of outstanding indebtedness. The degree to which the Company is leveraged could have important consequences to the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;
(ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its existing indebtedness; (iii) the Company is more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; (iv) certain of the Company's borrowings are at variable rates of interest, which cause the Company to be vulnerable to increases in interest rates; (v) the terms of certain of the Company's indebtedness permit its creditors to accelerate payments or require redemption upon certain events which constitute a change in control of the Company; and (vi) the Company's high degree of leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures and adverse changes in government regulation, consummate acquisitions and capitalize on significant business opportunities.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

  The terms and conditions of documents evidencing the Company's indebtedness impose restrictions that affect, among other things, the Company's ability to
(i) incur additional indebtedness (including indebtedness incurred by means of guarantees); (ii) create liens on assets; (iii) sell assets; (iv) engage in mergers or consolidations; (v) make investments, acquisitions and capital expenditures; (vi) pay dividends; and (vii) engage in certain transactions with affiliates and subsidiaries. The Company is also required to comply with certain specified financial ratios and tests. The Company's ability to comply with such provisions may be affected by events beyond its control. The Company's failure to comply with any of these covenants and restrictions could result in defaults which in turn could cause such indebtedness (and by reason of cross-acceleration provisions, certain other of its indebtedness) to be declared immediately due and payable.

FOREIGN OPERATIONS

  The Company has substantial operations and assets located in Mexico. Foreign operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, expropriation, changes in laws and policies, including those governing foreign-owned operations, and other risks. Currency exchange rate fluctuations have adversely affected the Company in the past and there can be no assurance that currency exchange rate fluctuations or one or more of such other risks will not have a material adverse effect on the Company in the future.

  The Company's operations in Mexico are conducted through subsidiaries of the Company organized under the laws of Mexico. The Company may rely in part on intercompany loans and distributions from such subsidiaries to meet its obligations. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company. Additionally, the ability of the Company's Mexican subsidiaries to make payments and distributions to the Company will be subject to, among other things, Mexican law. Although such laws have not had, and the Company does not anticipate such laws having, a material adverse effect on the ability of the Company's Mexican subsidiaries to make such payments and distributions, no assurances can be given that such laws will not have such a material adverse effect.

REGULATION

  The chicken industry is subject to federal, state and local governmental regulation, including in the health and environmental areas by the Centers for Disease Control, the United States Department of Agriculture ("USDA"), the Food and Drug Administration ("FDA") and the Environmental Protection Agency (the "EPA") in the United States and by similar governmental agencies in Mexico. The Company anticipates increased regulation by the USDA concerning food safety, by the FDA concerning the use of medications in feed and by the Texas Natural Resources and Conservation Commission (the "TNRCC"), the Arkansas State Veterinarian Office (the "ASVO") and the EPA concerning the disposal of chicken by-products and wastewater discharges. Although the Company does not anticipate any such regulation having a material adverse effect upon the Company, there can be no assurance that currently unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations will not materially affect the Company's business or operations in the future. See "Business--Regulation."

VOTING CONTROL BY PRINCIPAL STOCKHOLDER

  Lonnie "Bo" Pilgrim has voting control of 60.8% of the Company's outstanding Common Stock and is therefore in a position to control the outcome of all actions requiring stockholder approval, including the election of Directors, thereby insuring his ability to control the future direction and management of the Company. If Mr. Pilgrim and certain members of his family cease to own at least a majority of the outstanding Common Stock of the Company, it will constitute an event of default under certain agreements relating to the Company's indebtedness and will entitle certain other holders of indebtedness to the prepayment of such indebtedness. See "--Potential Payment of Deferred Taxes" and "Principal and Selling Stockholders."

POTENTIAL PAYMENT OF DEFERRED TAXES

  During taxable periods ending on or before July 2, 1988, the Company used the cash method of accounting for income tax purposes. Pursuant to certain provisions enacted by the Revenue Act of 1987, the Company was required to change its method of accounting for federal income tax purposes from the cash method to the accrual method. As a consequence of such change in accounting method, the Company was permitted to create a "suspense account" in the amount of approximately $89.7 million, which represents deferred income arising from the Company's prior use of the cash method of accounting. If certain events occur, which events are not necessarily within the control of the Company, then the Company will be required to include all or a portion of the amount in the suspense account in its taxable income.

  The suspense account is includable in the taxable income of the Company in either of two circumstances. First, the full amount of the suspense account would be included in the Company's taxable income if the Company ceases to qualify as a "family farm corporation" during any taxable period. The Company ceases to qualify as a family farm corporation if less than 50% of the total combined voting power of all classes of stock entitled to vote, or less than 50% of all other classes of stock of the Company, are owned by members of the Lonnie "Bo" Pilgrim family. Lonnie "Bo" Pilgrim and his family currently own in excess of 60% of the outstanding Common Stock. Second, a portion of the Company's suspense account must be reported as taxable income if the Company's gross receipts from the Company's chicken operations for any taxable year ("Current Year Receipts") are less than the Company's gross receipts from such operations for the taxable year ending July 2, 1988 (or the gross receipts of any subsequent year in which a portion of the suspense account must be reported as income) ("Base Year Receipts"). The amount of the suspense account includable in income would be the product of (i) the amount in the suspense account times (ii) the ratio of (A) the excess of Base Year Receipts over Current Year Receipts to (B) Base Year Receipts.

  While currently there exists no plan or intention on the part of Lonnie "Bo" Pilgrim to transfer sufficient stock of the Company so that the Company ceases to qualify as a family farm corporation, and while management believes that in all likelihood gross receipts from its chicken operations in future years will exceed gross receipts from such operations for the fiscal year ending July 2, 1988, there can be no assurance that this will be the case and that the suspense account will not be required to be included in whole or in part in the taxable income of the Company.

  Proposed tax legislation currently under consideration in both the House of Representatives and the Senate includes a provision which, if enacted, would require the Company to include its approximately $89.7 million suspense account in taxable income, generally spread over a twenty year period beginning with its first taxable year ending after June 8, 1997. The above described rules requiring the inclusion of all or a part of the suspense account in taxable income in certain circumstances would continue to apply under the proposed legislation. The Clinton Administration has proposed similar legislation which would require that the suspense account be included in taxable income generally spread over a ten year period. It is not possible to predict whether such legislation will be enacted into law, and if so, the form or effective date thereof (including the period of time over which the suspense account would be required to be spread and reported as taxable income).

COMPETITION

  The chicken industry is highly competitive and certain of the Company's competitors have greater financial and marketing resources than the Company. In both the United States and Mexico, the Company competes principally with other vertically integrated chicken companies.

  In general, the competitive factors in the U.S. chicken industry include price, product quality, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, management believes that product quality, brand awareness and customer service are the primary bases of competition. There is some competition with non-vertically integrated further processors in the U.S. prepared food business.

  In Mexico, where product differentiation is limited, product quality and price are the most critical competitive factors. Additionally, the North American Free Trade Agreement ("NAFTA"), which went into effect on January 1, 1994, requires annual reductions in tariffs for chicken and chicken products in order to eliminate such tariffs by January 1, 2003. As such tariffs are reduced, there can be no assurance that increased competition from chicken imported into Mexico from the U.S. will not have a material adverse effect on the Mexican chicken industry in general, or the Company's Mexican operations in particular.

  There can be no assurance that the results of any such competition will not have a material adverse effect on the Company's business or operations.

                                  THE COMPANY

  The Company, which was incorporated in Texas in 1968 and reincorporated in Delaware in 1986, is the successor to a partnership founded in 1946 as a retail feed store. Over the years, the Company grew through both internal growth and various acquisitions of farming operations and chicken processors. In addition to domestic growth, the Company initially expanded into Mexico through the acquisition of several smaller chicken producers in 1988.

  The Company's principal executive offices are located at 110 South Texas Street, Pittsburg, Texas 75686 and its telephone number at such address is
(903) 855-1000.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. The Company will only receive proceeds from the sale of the Common Stock offered hereby if the over-allotment option is exercised. If the over-allotment option is exercised in full, the Company will
receive net proceeds of approximately $   million. The Company will use the
proceeds, if any, received as a result of the exercise of the over-allotment option to reduce the borrowings under its revolving credit facility, which currently bears interest at a rate equal to LIBOR plus 1 3/8% and expires in May 1999. The borrowings under the Company's revolving credit facility were used for general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed on the New York Stock Exchange under the trading symbol "CHX." The following table sets forth the high and low sale prices for the Common Stock as reported by the New York Stock Exchange and the dividends declared during the quarters indicated.

                                                        PRICE RANGE OF
                                                         COMMON STOCK
                                                        -------------- DIVIDENDS
                                                         HIGH    LOW   PER SHARE
FISCAL YEAR ENDED SEPTEMBER 30, 1995:
  1st Quarter.......................................... $10 3/8 $9 3/8  $0.015
  2nd Quarter..........................................   9 3/4  7 3/4   0.015
  3rd Quarter..........................................   8 3/8  7 1/2   0.015
  4th Quarter..........................................   8 3/4  7 5/8   0.015
FISCAL YEAR ENDED SEPTEMBER 28, 1996:
  1st Quarter.......................................... $ 8 3/8 $6 5/8  $0.015
  2nd Quarter..........................................   7 5/8  6 3/4   0.015
  3rd Quarter..........................................   9      6 3/4   0.015
  4th Quarter..........................................   9      7 1/2   0.015
FISCAL YEAR ENDED SEPTEMBER 27, 1997:
  1st Quarter.......................................... $ 9     $7 3/4  $0.015
  2nd Quarter..........................................  12 1/8  8 5/8   0.015
  3rd Quarter (through June 26)........................  12 3/4  9 3/8   0.015

  On June 26, 1997, the reported last sale price of the Common Stock was $11 5/8 per share. The Company believes that as of June 26, 1997 there were approximately 12,500 holders of Common Stock of record or through nominee or street name accounts with brokers.

  With the exception of two quarters in fiscal 1993, the Company's Board of Directors has declared cash dividends of $0.015 per share of Common Stock every fiscal quarter since the Company's initial public offering in 1986. Payment of future dividends will depend upon the Company's financial condition, results of operations and other factors deemed relevant by the Company's Board of Directors, as well as any limitations imposed by lenders under the Company's credit facilities. The Company's revolving credit facility currently limits dividends to a maximum of $1.7 million per year. See Note C to the Consolidated Financial Statements of the Company.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents summary historical financial data of the Company as of and for the fiscal years ended 1992, 1993, 1994, 1995 and 1996 and as of and for the six months ended March 30, 1996, and March 29, 1997. The income statement and balance sheet data are derived from the Consolidated Financial Statements of the Company which (except for the six months ended March 30, 1996, and March 29, 1997) have been audited by Ernst & Young LLP, independent auditors. The Consolidated Financial Statements as of September 30, 1995, and September 28, 1996, and for each of the fiscal years in the three-year period ended September 28, 1996, and the report of Ernst & Young LLP thereon, are included elsewhere in this Prospectus. The Consolidated Financial Statements as of and for the six months ended March 30, 1996, and March 29, 1997, are unaudited, but, in the opinion of management, have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of such data. The results for the six months ended March 29, 1997, are not necessarily indicative of the results that may be expected for the full fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                                FISCAL YEAR ENDED                           SIX MONTHS ENDED
                         ---------------------------------------------------------------   ----------------------
                         SEPTEMBER 26, OCTOBER 2, OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,   MARCH 30,    MARCH 29,
                             1992        1993(A)     1994       1995(B)        1996          1996         1997
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net sales..............   $817,361     $887,843   $922,609    $931,806     $1,139,310     $539,479     $601,207
 Cost of sales..........    784,940      781,807    811,782     857,662      1,068,670      502,460      547,855
 Gross profit...........     32,802      106,036    110,827      74,144         70,640       37,019       53,352
 Selling, general and
  administrative
  expense...............     45,541       49,691     51,129      49,214         49,136       24,510       27,378
 Operating income
  (loss)................    (12,739)      56,345     59,698    24,930(c)        21,504(c)    12,509(c)    25,974
 Interest expense, net..     22,502       25,719     19,173      17,483         21,539       10,331       10,733
 Foreign exchange (gain)
  loss..................        736          243       (257)    5,605(c)         1,275(c)     1,222(c)       536
 Income (loss) before
  income taxes and
  extraordinary charge..    (33,712)      32,838     42,448       2,091             47        1,533       17,611(d)
 Income tax expense
  (benefit)(e)..........     (4,048)      10,543     11,390      10,058          4,551        2,792        2,552
 Income (loss) before
  extraordinary charge..    (29,664)      22,295     31,058      (7,967)        (4,504)      (1,259)      15,059(d)
 Extraordinary charge-
  early repayment of
  debt, net of tax......         --       (1,286)        --          --         (2,780)      (2,780)          --
 Net income (loss)......    (29,664)      21,009     31,058      (7,967)        (7,284)      (4,039)      15,059(d)
 Income (loss) per
  common share before
  extraordinary charge..   $  (1.24)    $   0.81   $   1.13    $  (0.29)    $    (0.16)    $  (0.05)    $   0.55(d)
 Net income (loss) per
  common share..........   $  (1.24)    $   0.76   $   1.13    $  (0.29)    $    (0.26)    $  (0.15)    $   0.55(d)
 Dividends per common
  share.................   $   0.06     $   0.03   $   0.06    $   0.06     $     0.06     $   0.03     $   0.03
 Weighted average shares
  outstanding...........     23,880       27,589     27,589      27,589         27,589       27,589       27,589
OTHER DATA:
 EBITDA(f)..............   $ 10,955     $ 79,222   $ 83,658    $ 49,811     $   47,767     $ 25,948     $ 39,735
 Capital expenditures...     14,813       11,511     23,572      71,589         32,534       22,262       12,090
BALANCE SHEET DATA (END OF PERIOD):
 Working capital........   $ 11,277     $ 72,688   $ 99,724    $ 88,395     $   88,455     $ 90,816     $ 98,526
 Total assets...........    434,566      422,846    438,683     497,604        536,722      526,703      531,579
 Notes payable and
  current maturities of
  long-term debt........     86,424       25,643      4,493      18,187         35,850       33,121       33,645
 Long-term debt, less
  current maturities....    131,534      159,554    152,631     182,988        198,334      202,128      193,546
 Total stockholders'
  equity................    112,112      132,293    161,696     152,074        143,135      147,206      157,366

                                                  (footnotes on next page)

--------

(a) Fiscal 1993 had 53 weeks.
(b) On July 5, 1995, the Company acquired certain assets of a group of five chicken companies located near Queretaro, Mexico for approximately $35.3 million. The acquisition has been accounted for as a purchase, and the results of operations for this acquisition have been included in the Company's consolidated results of operations since the acquisition date.
(c) In addition to foreign exchange losses, the peso decline and the related economic recession in Mexico contributed significantly to the operating losses experienced by the Company's Mexican operations of $17.0 million, $8.2 million and $3.2 million for fiscal years 1995 and 1996 and the six months ended March 30, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(d) Reflects $2.2 million (or $1.3 million or $0.05 per share net of tax effect) of income arising from the final settlement of claims resulting from a January 1992 fire at the Company's prepared food plant.
(e) The Company does not include income or losses from its Mexican operations in its determination of taxable income for U.S. income tax purposes based upon its determination that such earnings will be indefinitely reinvested in Mexico. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note D of the Consolidated Financial Statements of the Company.
(f) "EBITDA" is defined as the sum of operating income (loss) and depreciation and amortization (excluding amortization of capitalized financing costs). EBITDA should not be considered as an alternative to, or more meaningful than, net income as a measure of the Company's operating performance or cash flows as a measure of the Company's liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." EBITDA is presented here not as an alternative measure of operating results or liquidity, but rather to provide additional information related to the Company's debt service ability. Certain restrictive covenants contained in agreements relating to the Company's indebtedness are based on the Company's EBITDA, subject to certain adjustments.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Profitability in the chicken industry can be materially affected by the commodity prices of feed grains and the commodity prices of chicken and chicken parts, each of which are determined largely by supply and demand. As a result, the chicken industry as a whole has been characterized by cyclical earnings. Cyclical fluctuations in earnings of individual chicken companies can be mitigated somewhat by (i) business strategy; (ii) product mix; (iii) sales and marketing plans; and (iv) operating efficiencies. See "The Chicken Industry." In an effort to reduce price volatility and to generate higher, more consistent profit margins, the Company has concentrated on the production and marketing of prepared food products, which generally have higher margins than the Company's other products. Additionally, the production and sale in the U.S. of prepared food products reduces the impact of feed grain costs on the Company's profitability. As further processing is performed, feed grain costs become a decreasing percentage of a product's total production costs.

  In December 1994, the Mexican government changed its policy of defending the peso against the U.S. dollar and allowed it to float freely on the currency markets. These events resulted in the Mexican peso exchange rate declining from 3.39 to 1 U.S. dollar at October 3, 1994 to a low of 8.16 to 1 U.S. dollar at November 14, 1995. The decline in the Mexican peso exchange rate affected the Company's operations directly and indirectly as a result of the related economic recession in Mexico in fiscal 1995. Similarly, the Company's results of operations were adversely affected by (i) the continuation of the economic recession in Mexico in fiscal 1996, as well as (ii) significantly higher feed grain costs in fiscal 1996 (which included record high corn prices), and the first quarter of fiscal 1997 when compared with fiscal 1995 and the first quarter of fiscal 1996, respectively.

  Since July 1996, feed ingredient prices have decreased significantly from the fiscal 1996 high and the Mexican economy has shown improvement. See "The Chicken Industry." Accordingly, the Company's operating results have improved significantly during the first six months of fiscal 1997 as compared with the first six months of fiscal 1996.

  The following table presents certain information regarding the Company's U.S. and Mexican operations.

                                    FISCAL YEAR ENDED             SIX MONTHS ENDED
                          -------------------------------------- --------------------
                          OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, MARCH 30,  MARCH 29,
                             1994        1995          1996        1996       1997
                                                (IN THOUSANDS)
SALES TO UNAFFILIATED
 CUSTOMERS:
  United States.........   $733,865    $772,315      $911,181    $430,952   $473,761
  Mexico................    188,744     159,491       228,129     108,527    127,446
OPERATING INCOME (LOSS):
  United States.........     46,421      41,923        29,705      15,709     14,401
  Mexico................     13,277     (16,993)       (8,201)     (3,200)    11,573

  The following table presents certain items as a percentage of net sales for the periods indicated.

                                           PERCENTAGE OF NET SALES
                          ----------------------------------------------------------
                                    FISCAL YEAR ENDED             SIX MONTHS ENDED
                          -------------------------------------- -------------------
                          OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, MARCH 30, MARCH 29,
                             1994        1995          1996        1996      1997
Net sales...............    100.0%       100.0%        100.0%      100.0%    100.0%
Cost of sales...........     88.0         92.0          93.8        93.1      91.1
Gross profit............     12.0          8.0           6.2         6.9       8.9
Selling, general and
 administrative expense.      5.5          5.3           4.3         4.5       4.6
Operating income........      6.5          2.7           1.9         2.3       4.3
Interest expense........      2.1          1.9           1.9         1.9       1.8
Income before income
 taxes and extraordinary
 charge.................      4.6          2.2           0.0         0.3       2.9
Net income (loss).......      3.4         (8.6)         (0.6)       (0.7)      2.5

RESULTS OF OPERATIONS

 Six Months Ended March 29, 1997 Compared to Six Months ended March 30, 1996

  Net Sales. Consolidated net sales were $601.2 million for the first six months of fiscal 1997, an increase of $61.7 million, or 11.4%, over the first six months of fiscal 1996. The increase in consolidated net sales resulted from a $35.1 million increase in U.S. chicken sales to $397.3 million, an $18.9 million increase in Mexican chicken sales to $127.4 million and a $7.7 million increase of sales of other domestic products to $76.5 million. The increase in U.S. chicken sales was primarily due to a 7.5% increase in dressed pounds produced and a 2.1% increase in total revenue per dressed pound produced. The increase in Mexican chicken sales was primarily due to a 28.3% increase in total revenue per dressed pound, offset slightly by an 8.5% decrease in dressed pounds produced resulting from management's decision in fiscal 1996 to reduce production due to the recession in Mexico. The increase in sales of other U.S. products was primarily the result of increased sales of the Company's chicken by-products group and higher average prices for commercial eggs for the period. Increased revenues per dressed pound produced both in the United States and in Mexico were primarily the result of higher sales prices as well as generally improved economic conditions in Mexico compared to the prior year period.

  Cost of Sales. Consolidated cost of sales was $547.9 million in the first six months of fiscal 1997, an increase of $45.4 million, or 9.0%, over the first six months of fiscal 1996. The increase primarily resulted from a $41.5 million increase in cost of sales of U.S. operations, and a $3.9 million increase in the cost of sales in Mexican operations. The cost of sales increase in U.S. operations of $41.5 million was due to a 7.5% increase in dressed pounds produced, increased production of higher cost and margin products in prepared foods, and increased feed ingredient costs experienced primarily during the first three months of such period. The $3.9 million cost of sales increase in Mexican operations was primarily due to a 13.3% increase in average costs of sales per pound offset partially by an 8.5% decrease in dressed pounds produced. The increase in average costs of sales per pound was primarily the result of increased production of higher value and cost products.

  Gross Profit. Gross profit as a percentage of sales increased to 8.9% in the first six months of fiscal 1997 from 6.9% in the first six months of fiscal 1996. The increased gross profit as a percentage of sales resulted mainly from higher sales prices as mentioned above and significantly higher margins in Mexico.

  Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses were $27.4 million in the first six months of fiscal 1997 and $24.5 million in the first six months of fiscal 1996. Consolidated selling, general and administrative expenses as a percentage of sales increased slightly in the first six months of fiscal 1997 to 4.6% compared to 4.5% in the first six months of fiscal 1996.

  Operating Income. Consolidated operating income was $26.0 million for the first six months of fiscal 1997, an increase of $13.5 million, or 107.6%, when compared to the first six months of fiscal 1996, resulting primarily from higher margins experienced in the Mexican operations.

  Interest Expense. Consolidated net interest expense was $10.7 million in the first six months of fiscal 1997, an increase of $0.4 million, or 3.9%, when compared to the first six months of fiscal 1996. This increase was due to slightly higher interest rates and higher average outstanding debt amounts when compared to the first six months of fiscal 1996.

  Miscellaneous Expense. Consolidated miscellaneous, net, a component of Other Expense (Income), was $2.9 million in the first six months of fiscal 1997 and includes a $2.2 million final settlement of claims resulting from the January 8, 1992 fire at the Company's prepared foods plant in Mt. Pleasant, Texas.

  Income Tax Expense. Consolidated income tax expense in the first six months of fiscal 1997 decreased to $2.5 million compared to an expense of $2.8 million in the first six months of fiscal 1996. The lower consolidated income tax expense in contrast to higher consolidated income resulted from increased Mexican earnings that are not currently subject to income taxes. See Note D of the Consolidated Financial Statements of the Company.

 Fiscal 1996 Compared to Fiscal 1995

  Net Sales. Consolidated net sales were $1.14 billion for fiscal 1996, an increase of $207.5 million, or 22.3%, over fiscal 1995. The increase in consolidated net sales resulted from a $102.6 million increase in U.S chicken sales to $773.7 million, a $68.6 million increase in Mexican chicken sales to $228.1 million and a $36.3 million increase in sales of other domestic products to $137.5 million. The increase in U.S. chicken sales was primarily due to a 7.7% increase in total revenue per dressed pound produced and a 7.0% increase in dressed pounds produced. The increase in Mexican chicken sales was primarily due to a 35.6% increase in Mexican dressed pounds produced and a 5.5% increase in total revenue per dressed pound. The increase in Mexican dressed pounds produced resulted primarily from the July 5, 1995 acquisition of five chicken companies located near Queretaro, Mexico. The increase in sales of other domestic products was primarily the result of increased sales of the Company's chicken by-products group and higher sales prices for table eggs. Increased revenues per dressed pound produced both in the U.S. and in Mexico were primarily the result of higher sales prices caused by the chicken markets adjusting to higher feed ingredient cost.

  Cost of Sales. Consolidated cost of sales was $1.07 billion in fiscal 1996, an increase of $211.0 million, or 24.6%, over fiscal 1995. The increase primarily resulted from a $150.8 million increase in cost of sales of U.S. operations, and a $60.2 million increase in the cost of sales in Mexican operations. The cost of sales increase in U.S. operations of $150.8 million was due to a 41.5% increase in feed ingredient costs, a 7.0% increase in dressed pounds produced and increased production of higher cost and margin products in prepared foods. Since the fiscal 1995 year end, feed ingredient costs increased substantially due to lower crop yields in the 1995 harvest season. Beginning in July 1996, feed ingredient prices declined significantly due to a favorable crop harvest. The $60.2 million cost of sales increase in Mexican operations was primarily due to a 35.6% increase in dressed pounds produced and a 7.0% increase in average costs of sales per pound. The increase in average costs of sales per pound was primarily the result of a 37.2% increase in feed ingredient costs resulting from the reasons discussed above.

  Gross Profit. Gross profit as a percentage of sales decreased to 6.2% in fiscal 1996 from 8.0% in fiscal 1995. The decreased gross profit as a percentage of sales resulted mainly from increased costs of sales due to higher feed ingredient prices experienced in fiscal 1996.

  Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses were $49.1 million in fiscal 1996 and $49.2 million in fiscal 1995. Consolidated selling, general and administrative expenses as a percentage of sales decreased in fiscal 1996 to 4.3% compared to 5.3% in fiscal 1995.

  Operating Income. Consolidated operating income was $21.5 million for fiscal 1996, a decrease of $3.4 million when compared to fiscal 1995, resulting primarily from higher feed ingredient cost.

  Interest Expense. Consolidated net interest expense was $21.5 million in fiscal 1996, an increase of $4.1 million, or 23.2%, when compared to fiscal 1995. This increase was due to higher outstanding debt levels resulting primarily from expansions in the U.S. and the prior year acquisitions in Mexico, offset slightly by lower interest rates when compared to fiscal 1995.

  Income Tax Expense. Consolidated income tax expense in fiscal 1996 was $4.6 million compared to a consolidated income tax expense of $10.1 million in fiscal 1995. Consolidated income tax expense is significantly in excess of the amount computed at the statutory U.S. income tax rate due to the non-deductibility of Mexican losses in the U.S. in both fiscal 1996 and fiscal 1995. The decrease in consolidated income tax expense in fiscal 1996 compared to fiscal 1995 primarily resulted from the $13.6 million decrease in income before income taxes and extraordinary charges for domestic operations in fiscal 1996 compared to fiscal 1995.

  Extraordinary Charge. The extraordinary charge-early repayment of debt in the amount of $2.8 million, net of tax, was incurred while refinancing certain debt at a lower interest rate, which will result in long-term interest expense reductions. See Note C to the Consolidated Financial Statements of the Company.

 Fiscal 1995 Compared to Fiscal 1994

  Net Sales. Consolidated net sales were $931.8 million for fiscal 1995, an increase of $9.2 million, or 1.0%, over fiscal 1994. The increase in consolidated net sales resulted from a $36.0 million increase in U.S. chicken sales to $671.1 million and a $2.5 million increase in sales of other domestic products to $101.2 million offset partially by a $29.3 million decrease in Mexican chicken sales to $159.5 million. The increase in U.S. chicken sales was due primarily to a 3.6% increase in dressed pounds produced and a 2.0% increase in the total revenue per dressed pound produced. The decrease in Mexican chicken sales resulted from a 21.9% decrease in the total revenue per dressed pound produced caused primarily by the devaluation of the Mexican peso and the resulting recession, offset by an 8.1% increase in dressed pounds produced. See "--Impact of Mexican Peso Devaluation."

  Cost of Sales. Consolidated cost of sales was $857.7 million in fiscal 1995, an increase of $45.9 million, or 5.7%, over fiscal 1994. The increase primarily resulted from a $39.2 million increase in cost of sales of U.S. operations and a $6.7 million increase in the cost of sales from Mexican operations. The cost of sales increase in U.S. operations of $39.2 million was due primarily to a 3.6% increase in dressed pounds produced and increased production of higher cost and margin products in prepared foods, offset partially by a 6.1% decrease in feed ingredient cost. The $6.7 million cost of sales increase in Mexican operations was due primarily to an 8.1% increase in dressed pounds produced offset partially by a 3.6% decrease in average cost of sales per dressed pound resulting from the devaluation of the Mexican peso. See "--Impact of Mexican Peso Devaluation."

  Gross Profit. Gross profit as a percentage of sales decreased to 8.0% in fiscal 1995 from 12.0% in fiscal 1994. The decreased gross profit resulted mainly from the Company's Mexican operations and was primarily the result of the Mexican peso devaluation having a greater effect on selling prices than on cost of sales, due primarily to the dollar based characteristics of grain prices, which is a major component of cost of goods sold.

  Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses were $49.2 million for fiscal 1995, a decrease of $1.9 million, or 3.7%, when compared to fiscal 1994. Consolidated selling, general and administrative expenses as a percentage of sales decreased in fiscal 1995 to 5.3% from 5.5% in fiscal 1994.

  Operating Income. Consolidated operating income for fiscal 1995 was $24.9 million compared to $59.7 million in fiscal 1994. The decrease was due primarily to lower margins in Mexican chicken operations which resulted primarily from the effects of the Mexican peso devaluation as described above.

  Interest Expense. Consolidated net interest expense was $17.5 million in fiscal 1995, a decrease of $1.7 million, or 8.8%, when compared to fiscal 1994. This decrease was due to lower average amounts of outstanding debt when compared to fiscal 1994.

  Income Tax Expense. Consolidated income tax expense decreased to $10.1 million in fiscal 1995 compared to $11.4 million in fiscal 1994. The high effective tax rate is due to the Company having positive taxable income in the United States offset by losses in Mexico, which results in no current tax benefit under current Mexican tax laws.

LIQUIDITY AND CAPITAL RESOURCES

  At March 29, 1997, the Company's working capital was $98.5 million and its current ratio was 1.79 to 1 compared with working capital of $88.5 million and a current ratio of 1.63 to 1 at September 28, 1996, and working capital of $88.4 million and a current ratio of 1.84 to 1 at September 30, 1995. The increase in working capital from September 28, 1996 to December 28, 1996 was due primarily to income from operations.

  Trade accounts and other receivables were $69.3 million at March 29, 1997, compared to $65.9 million at September 28, 1996, and $60.0 million at September 30, 1995. The $3.4 million or 5.1% increase from September 28, 1996 to March 29, 1997 was due primarily to increased sales volume. The $5.9 million or 9.8% increase from September 30, 1995 to September 28, 1996 was primarily due to increased average selling prices and volumes. Allowances for doubtful accounts, as a percentage of trade accounts and notes receivable, were 4.6% at March 29, 1997 compared to 5.7% at September 28, 1996 and 6.7% at September 30, 1995. The decrease is due to increased net sales resulting in a corresponding increase in trade accounts and other receivables with the dollar amount of allowances for doubtful accounts remaining relatively stable.

  Inventories were $137.9 million at March 29, 1997, compared to $136.9 million at September 28, 1996, and $110.4 million at September 30, 1995. The $1.0 million increase between September 28, 1996 and March 29, 1997 was due primarily to higher finished poultry products inventories offset partially by the reduction of feed costs in inventories. The $26.5 million increase between September 30, 1995 and September 28, 1996 was due primarily to the higher feed ingredient costs affecting the carrying value of feed on hand and feed cost in the live chickens and finished products.

  Accounts payable were $57.8 million at March 29, 1997 compared to $71.4 million at September 28, 1996, and $55.7 million at September 30, 1995. The $13.6 million or 19.0% decrease from September 28, 1996 to March 29, 1997 was due primarily to the reduction in feed ingredient costs. The $15.7 million or 28.2% increase from September 30, 1995 to September 28, 1996 was due primarily to higher production levels and feed ingredient costs.

  Capital expenditures were $12.2 million and $34.3 million for the six months ended March 29, 1997 and fiscal 1996, respectively, and were incurred primarily to expand production capacities in the U.S., improve efficiencies, reduce costs and for the routine replacement of equipment. The Company anticipates that it will spend a total of approximately $55 million for capital expenditures, including the purchase of certain assets of Green Acre Foods, Inc., in fiscal 1997 for these same purposes. The Company expects to finance such expenditures with available operating cash flows and long-term financing. On April 15, 1997, the Company completed its acquisition of certain chicken producing assets of Green Acre Foods, Inc., an integrated chicken producer located in the Center and Nacogdoches area of East Texas. These assets are capable of producing 650,000 chickens per week.

  Cash flows provided by (used in) operating activities were $9.7 million, $(10.7) million, $11.4 million, $32.7 million and $60.7 million in the six month periods ended March 29, 1997 and March 30, 1996 and the fiscal years 1996, 1995 and 1994, respectively. The significant increase in cash flows provided from operating activities for the six months ended March 29, 1997 compared to the six months ended March 30 ,1996 was due primarily to net income for the six months ended March 29, 1997 compared to net losses incurred for the six months ended March 30, 1996. The decrease in cash flows provided by operating activities between fiscal 1996 and fiscal 1995 was primarily caused by increased inventories resulting from higher feed costs in fiscal 1996. The decrease in cash flows provided by operating activities between fiscal 1995 and fiscal 1994 was primarily caused by changes in net income.

  Cash provided by (used in) financing activities was $(7.9) million, $29.3 million, $27.3 million, $40.2 million and $(30.3) million in the six months ended March 29, 1997 and March 30, 1996 and in the fiscal years 1996, 1995 and 1994, respectively. The cash provided by (used in) financing activities primarily reflects the net proceeds from notes payable and long-term financings and debt retirements.

  Total debt to capitalization decreased to 59.1% at March 29, 1997 compared to 62.1% at September 28, 1996. The Company maintains $110 million in revolving credit facilities with available unused lines of credit of $77 million at June 11, 1997. The facilities expire in or after May 1999. On April 15, 1997, the Company secured an additional $35 million in secured term borrowing capacity from an existing lender at rates of 2.0% over LIBOR, with monthly principal and interest payments, maturing on February 28, 2006. As of June 11, 1997, $20 million had been borrowed under such facility, and the Company may borrow the remaining $15 million at any time on or before April 1, 1999. Additionally, on June 9, 1997, the Company secured an additional $10 million in secured term borrowing capacity from a group of existing lenders at rates currently equal to LIBOR plus 1 3/8%, with interest only payments monthly, maturing on June 9, 1999. As of June 11, 1997, nothing had been borrowed under this facility.

  The Company's deferred income taxes have resulted primarily from the Company's change from the cash method of accounting to the accrual method of accounting for taxable periods beginning after July 2, 1988. The Company's deferred income taxes arising from such change in method of accounting will continue to be deferred as long as (i) at least 50% of the voting stock and at least 50% of all other classes of stock of the Company continue to be owned by the Lonnie "Bo" Pilgrim family and (ii) the Company's net sales from its agricultural operation in a taxable year equal or exceed the Company's net sales from such operations in its taxable year ending July 2, 1988. Failure of the first requirement will cause all of the deferred taxes attributable to the change in accounting method to be due. Failure of the second requirement will cause a portion of such deferred taxes to be due based upon the amount of the relative decline in net sales from the agricultural operations. The family of Lonnie "Bo" Pilgrim currently owns in excess of 60% of the stock of the Company. Management believes that likelihood of the (i) Pilgrim family ownership falling below 50%, or (ii) gross receipts from agricultural activities falling below the 1988 level, is remote. See "Risk Factors-- Potential Payment of Deferred Taxes."

IMPACT OF MEXICAN PESO DEVALUATION

  In December 1994, the Mexican government changed its policy of defending the peso against the U.S. dollar and allowed it to float freely on the currency markets. These events resulted in the Mexican peso exchange rate declining from 3.39 to 1 U.S. dollar at October 3, 1994 to a low of 8.16 to 1 U.S. dollar at November 14, 1995. On June 11, 1997 the Mexican peso closed at 7.97 to 1 U.S. dollar. No assurance can be given as to the future valuation of the Mexican peso and further movement in the Mexican peso could affect future earnings positively or negatively. See "--General."

OTHER

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets to be held and used and for long-lived assets to be disposed of. The Company adopted SFAS No. 121 effective September 29, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial statement.

IMPACT OF INFLATION

  Due to moderate inflation and the Company's rapid inventory turnover rate, the results of operations have not been adversely affected by inflation during the past three-year period.

                             THE CHICKEN INDUSTRY

  The Company produces chicken in both the United States and Mexico. Substantially all of the Company's U.S. production is sold in the United States and all of the Company's Mexican production is sold in Mexico. In fiscal 1996, approximately 80% of the Company's net sales were attributable to its U.S. operations. The Company expects these levels of relative contribution to continue in the foreseeable future.

UNITED STATES

 General

  Prior to 1960, the U.S. chicken industry was highly fragmented with numerous small, independent breeders, growers and processors. The industry has consolidated during the last 35 years resulting in a relatively small number of larger, more vertically integrated companies. In general, vertical integration of the U.S. chicken industry has led to lower profit margins at each independent production stage. Such lower profit margins have had a disproportionately adverse effect on less vertically integrated chicken producers which are unable to realize the synergies benefiting their more integrated competitors.

  The following table sets forth the annualized average pounds of chicken produced by, and the market share of, the ten largest U.S. producers of chicken. This table reflects annualized respective volumes derived from average weekly data reported by Broiler Industry in January 1997, with the Company's volume adjusted to include 135.2 million additional pounds of production capacity acquired from Green Acre Foods, Inc. in April 1997.

                                                         ESTIMATED
                                                           ANNUAL
                                                         PRODUCTION
                                                        (IN MILLIONS MARKET
                                                         OF POUNDS)  SHARE
      Tyson Foods, Inc.................................    6,474.0    21.7%
      Gold Kist, Inc...................................    2,568.8     8.6
      Perdue Farms, Inc................................    2,441.9     8.2
      PILGRIM'S PRIDE CORPORATION......................    1,695.2     5.7
      Con-Agra, Inc....................................    1,648.4     5.5
      Hudson Foods, Inc................................    1,573.5     5.3
      Wayne Poultry Division...........................    1,185.1     4.0
      Cagle's, Inc.....................................      833.6     2.8
      Seaboard Farms, Inc..............................      738.4     2.5
      Foster Farms.....................................      700.4     2.3
                                                          --------   -----
        Ten Largest Producers..........................   19,859.3    66.6
      All Others.......................................    9,965.8    33.4
                                                          --------   -----
        Total..........................................   29,825.1   100.0%
                                                          ========   =====

--------

Source: Broiler Industry, January 1997. Broiler Industry compiled the information from its 1996 survey of the largest 48 integrated U.S. chicken companies in 1996, which, according to Broiler Industry, represent approximately 99% of the production of the U.S. chicken industry.

 Chicken Consumption

  In the U.S., annual per capita consumption of chicken grew from 42.5 pounds in 1976 to 71.7 pounds in 1996 while per capita consumption of beef and pork declined. The following chart illustrates, for the periods indicated, per capita consumption of chicken in the United States relative to beef and pork.

                                  Per Capita

            Per Capita           Chicken          Pork          Beef
               1976                42.5           45.5          94.2
                                   43.4           47            91.4
                                   45.6           47            87.2
                                   48.9           53.7          78
                                   48.8           57.3          76.4
               1981                50.2           54.7          77.1
                                   50.5           49.1          76.8
                                   50.8           51.6          78.2
                                   52.2           51.3          78.1
                                   54             51.7          78.8
               1986                55.5           48.8          78.3
                                   58.4           49            73.3
                                   58.9           52.2          72.3
                                   60.3           52            69.3
                                   63             49.8          67.8
               1991                65.3           50.4          66.8
                                   68.2           53.1          66.5
                                   70.3           52.4          65.1
                                   71.6           53.1          67
                                   71.3           52.5          67.5
               1996                71.7           49.1          67.7
                                   ----
--------

Source: USDA data, as reported by the National Broiler Council

  Consumer awareness of the health and nutritional characteristics of chicken is a major factor influencing this growth in consumption. Such health and nutritional characteristics include lower levels of fat, cholesterol and calories per pound relative to beef and pork.

  Growth in chicken consumption has also been enhanced by new products and packaging which increase convenience and product versatility. These products include breast fillets, tenderloins and strips, formed nuggets and patties and bone-in chicken parts, which are sold fresh, frozen and in various stages of preparation, including blanched, breaded and fully-cooked. Most of these products are targeted at the foodservice market, which is comprised of chain restaurant operations, frozen entree producers, institutions and distributors. According to the National Broiler Council, an industry trade association, U.S. production of these further processed products has increased from 3.0 billion ready to cook pounds in 1986 to an estimated 9.7 billion ready to cook pounds in 1996, establishing this product group as the fastest growing product group in the U.S. chicken industry. Additionally, the National Broiler Council reported that the market share of this product group has increased from 20.9% of U.S. chicken production in 1986 to an estimated 37.0% of such production in 1996.

  A third factor influencing the growth of chicken consumption is the significant price advantage of chicken compared with other meats, which has increased over time. The retail price advantage of chicken relative to choice grade beef in the United States has increased from $0.86 to $1.83 per pound during the period from 1976 to 1996. The following chart illustrates, for the periods indicated, the average retail price of chicken in the U.S. compared to choice grade beef and pork.


                                    Prices

        Retail Prices           Chicken         Pork          Beef

            1976                 59.7           134          145.7
                                 60.1           125.4        145.8
                                 66.5           143.6        178.8
                                 67.7           144.1        222.4
                                 70.9           139.4        233.6
            1981                 73.2           152.4        234.7
                                 71.4           175.4        238.4
                                 72.5           169.8        234.1
                                 81             162          235.5
                                 76.3           162          228.6
            1986                 83.5           178.4        226.8
                                 78.5           188.4        238.4
                                 85.4           183.4        250.3
                                 92.7           182.8        265.7
                                 89.9           212.6        281
            1991                 88             211.9        288.3
                                 86.9           198          284.6
                                 89             197.6        293.4
                                 90.1           198          282.9
                                 91.7           194.8        284.4
            1996                 97.3           220.9        280.2

--------
Source: USDA data, as reported by the National Broiler Council.

  Since chickens require approximately two pounds of dry feed to produce one pound of live weight, compared to cattle and hogs, which require approximately six and four pounds, respectively, the chicken industry enjoys a cost advantage that yields a price advantage relative to other competing meats. To help sustain this price advantage, the chicken industry has implemented improved genetic, nutritional and processing technologies in an effort to minimize production costs. Despite the dramatic growth in U.S. chicken consumption over the last 20 years, the USDA reports that for every $1.00 spent on chicken in 1996, consumers spent approximately $1.76 on beef and $1.01 on pork.

 Industry Profitability

  Profitability in the chicken industry can be materially affected by the commodity prices of feed grains and the commodity prices of chicken and chicken parts, each of which are determined largely by balances in supply and demand. As a result, the chicken industry as a whole has been characterized by cyclical earnings. Cyclical fluctuations in earnings of individual chicken companies can be mitigated somewhat by (i) business strategy; (ii) product mix; (iii) sales and marketing plans; and (iv) operating efficiencies.

  For example, industry profitability is heavily influenced by feed costs and feed costs are dependent on a number of factors unrelated to the chicken industry. According to an industry source, feed costs have averaged approximately 45% of total production costs of whole chickens and have fluctuated substantially with the price of corn, milo and soybean meal. Assuming finished product prices and other factors remain constant, very small movements in feed costs may result in large changes in industry profits from basic chicken products. By comparison, according to the same industry source, feed costs typically average approximately 25% of total production costs of further processed and prepared chicken products and, as a result, increased emphasis on sales of such products by chicken producers reduces the sensitivity of earnings to feed cost movements.

MEXICO

 General

  As compared to the United States, the Mexican chicken industry is more fragmented with significantly more chicken producers. The Company believes that the Mexican chicken industry is in the process of consolidating, which is expected to result in a relatively smaller number of larger, more vertically integrated producers. In general, the effects of vertical integration in the Mexican chicken industry should be similar to those experienced in the past by the U.S. chicken industry, including increased price competition and reduced costs of production on a per unit basis. The Mexican chicken industry has undergone consolidation in recent years with the largest producers gaining market share through internal growth and acquisitions. The following table sets forth for 1992 and 1996 the estimated number of chickens placed by, and the estimated market share of, the eight largest Mexican producers, as reported by Seccion Nacional de Productores de Pollo Mixto de Engorda de la Union Nacional de Avicultores ("SENAPOME"), an industry association in Mexico.

                                  ESTIMATED               ESTIMATED
                                  NUMBER OF               NUMBER OF
                                  CHICKENS    ESTIMATED   CHICKENS    ESTIMATED
                                  PLACED IN    MARKET     PLACED IN    MARKET
                                    1992        SHARE       1996        SHARE
                                (IN MILLIONS)           (IN MILLIONS)
Bachoco........................      90.6        13.2%      160.4        18.8%
AVICOLA PILGRIM'S PRIDE DE
 MEXICO........................      71.8        10.5       160.2        18.8
Trasgo.........................      42.0         6.1        75.5         8.9
Univasa........................      48.0         7.0        53.8         6.3
Pasta (1)......................        --          --        30.2         3.5
San Antonio (1)................        --          --        23.9         2.8
Gigantes (1)...................        --          --        20.5         2.4
Nochistongo (1)................        --          --        19.7         2.3
San Fandila (2)................      27.5         4.0          --          --
Oscar Hidalgo (2)..............      27.1         4.0          --          --
Queretaro Group (3)............      25.1         3.7          --          --
Cocula (2).....................      18.4         2.7          --          --
                                    -----       -----       -----       -----
  Eight Largest Producers......     350.5        51.3       544.2        63.8
All Others.....................     333.3        48.7       309.0        36.2
                                    -----       -----       -----       -----
  Total........................     683.8       100.0%      853.2       100.0%
                                    =====       =====       =====       =====

--------
(1) Pasta, San Antonio, Gigantes and Nochistongo were not among the eight largest Mexican producers in 1992.
(2) San Fandila, Oscar Hidalgo and Cocula were not among the eight largest Mexican producers in 1996.
(3) The Company acquired the Queretaro Group in July 1995. See Note I of the Consolidated Financial Statements of the Company.

 Chicken Consumption

  According to an industry study, on a per capita basis, the annual consumption of chicken in Mexico has increased from an estimated 22 pounds in 1982 to an estimated 34 pounds in 1996, versus 1996 consumption of approximately 71.7 pounds in the U.S. According to industry sources, on an absolute basis, production of chicken in Mexico has increased at a compounded annual rate of over 7.6% since 1988 to approximately 3.2 billion pounds in 1996. The Company believes chicken consumption increased in Mexico due to rapid population growth, increased disposable income (prior to the recession that resulted from the peso decline commencing in December 1994) and the price advantage of chicken relative to other meats.

  According to an industry source, per capita chicken consumption in Mexico fell in 1995 and 1996. This decrease was largely caused by the deterioration of the Mexican economy resulting from the peso decline that began in December 1994. See "--Recent Events in the Mexican Economy." Management anticipates that Mexican chicken consumption will grow as the Mexican economy continues to strengthen.

 Industry Profitability

  As in the U.S. chicken industry, profitability in the Mexican chicken industry is heavily influenced by the price of chicken and the cost of feed grains, each of which are determined largely by balances in supply and demand. The Company's experience has been that the industry's profitability is cyclical with each cycle generally having a shorter duration and exhibiting greater price fluctuations than the cycles typically experienced by the U.S. chicken industry. The Company's experience in Mexico indicates that, in contrast to the U.S. chicken industry, the Mexican chicken industry's peak chicken prices occur during the winter holiday season.

 Recent Events in the Mexican Economy

  In December 1994, the Mexican government changed its policy of defending the peso against the U.S. dollar and allowed it to float freely on the currency markets. These events resulted in the Mexican peso exchange rate declining from 3.39 to 1 U.S. dollar at October 3, 1994 to a low of 8.16 to 1 U.S. dollar at November 14, 1995. On June 11, 1997, the Mexican peso closed at 7.97 to 1 U.S. dollar.

  As a result of this decline, the Mexican economy deteriorated significantly in 1995. The Mexican gross domestic product ("GDP") decreased 6.9% in 1995 after growing 3.5% in 1994, and inflation, as measured by the Mexican consumer price index, averaged 52% in 1995 versus 7.9% in 1994. The Mexican economy improved in 1996, with GDP growing 5.1% and inflation, as measured by the Mexican consumer price index, declining to 27.7%. Mexican governmental forecasts estimate GDP growth in 1997 of 4.5% and inflation, as measured by the Mexican consumer price index, of 17.8%.

                                   BUSINESS

GENERAL

  Pilgrim's Pride is one of the largest producers of prepared and fresh chicken products in North America and has one of the best known brand names in the chicken industry. The Company is the fourth largest producer of chicken in the United States and one of the two largest in Mexico. Through vertical integration, the Company controls the breeding, hatching and growing of chickens and the processing, preparation, packaging and sale of its product lines. In fiscal 1996, approximately 80% of the Company's net sales were from its U.S. operations, including U.S. produced chicken products sold for export to Canada, Eastern Europe, the Far East and other world markets, with the remaining 20% arising from the Company's Mexico operations.

  The Company's objectives are to increase sales, profit margins and earnings and outpace the growth of the chicken industry (i) by focusing on growth in the prepared food products market, (ii) by focusing on growth in the Mexico market and (iii) through greater utilization of the Company's existing assets. Key elements of the Company's strategy to achieve these objectives are to:

  . Focus U.S. growth on prepared foods. In recent years the Company has focused on increasing its sales of prepared foods to the foodservice market, particularly to chain restaurants and frozen entree producers. The market for prepared food products has experienced greater growth and higher margins than fresh chicken products, and the Company's sales of prepared food products to the foodservice market have grown from $178.2 million in fiscal 1992 to $303.9 million in fiscal 1996, a compounded annual growth rate of 14.3%. Additionally, the production and sale of prepared foods reduces the impact of feed grain costs on the Company's profitability. As further processing is performed, feed grain costs become a decreasing percentage of a product's total production cost. The Company is now the largest supplier of chicken to Wendy's and Jack-in-the-Box chain restaurants and to Stouffer's frozen entree operations. Other major prepared foods customers include KFC and Taco Bell. Prepared foods constituted 44.9% of the Company's U.S. chicken sales in fiscal 1996.

  . Focus on customer driven research & development and technology. Much of the Company's growth in prepared foods has been the result of customer-driven research & development focused on designing new products to meet customers' changing needs. The Company's research & development personnel often work directly with institutional customers in developing proprietary products. Approximately $110.9 million of the Company's sales to foodservice customers in fiscal 1996 consisted of new products which were not sold by the Company in fiscal 1992. The Company is also a leader in utilizing advanced processing technology, which enables the Company to better meet its customers' needs for product innovation, consistent quality and cost efficiency.

  . Enhance the U.S. fresh chicken product mix through value-added, branded products. The Company's fresh chicken business is an important component of its sales and has grown from sales of $232.1 million in fiscal 1992 to $286.2 million in fiscal 1996. In addition to maintaining its sales of mature, traditional fresh chicken products, the Company's strategy is to shift the mix of its U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as marinated chicken and chicken parts. As a result of this strategy, the Company's compounded annual growth rate of fresh chicken sales from fiscal 1992 to fiscal 1996 exceeded 5.3% while total U.S. industry sales of fresh chicken increased less than 2.0%.

  . Maintain operating efficiencies and increase capacity on a cost-effective basis. As production and sales have grown, the Company has maintained operating efficiencies by investing in state-of-the-art technology, processes and training and by making cost-effective acquisitions both in the U.S. and Mexico. As a result, according to industry data, since 1993 the Company has consistently been one of the lowest cost producers of chicken. In addition, in two recent studies of 16 production facilities of various large chicken producers, the Company's prepared foods plant ranked as either the first or second lowest cost producer of deboned meat, which is the major cost component of prepared foods.

     Continuing this strategy, the Company acquired additional chicken producing assets in the U.S. in April 1997, to replace chicken purchased from third parties, at a cost that management believes is significantly less than the cost required to construct a new chicken production complex with similar capacity.

  . Capitalize on international demand for U.S. chicken. Due to U.S. consumers' preference for chicken breast meat, the Company has targeted international markets to generate sales of leg quarters. The Company has also begun selling prepared food products for export, to the international divisions of its U.S. chain restaurant customers. As a result of these efforts, sales for these markets have grown from less than 1% of the Company's total U.S. chicken sales in fiscal 1992 to more than 6% in fiscal 1996. Management believes that (i) U.S. chicken exports will continue to grow as worldwide demand for high grade, low cost protein sources increases and (ii) worldwide demand for higher margin prepared food products will increase over the next five years; and accordingly, the Company is well positioned to capitalize on such growth.

  . Capitalize on investments and expertise in Mexico. The Company's strategy in Mexico is focused on (i) being one of the most cost-efficient producers and processors of chicken in Mexico by applying technology and expertise utilized in the U.S. and (ii) increasing distribution of its higher margin, value added products to national retail stores and restaurants. This strategy has resulted in the Company obtaining a market leadership position, with its estimated market share in Mexico increasing from 10.5% in 1992 to 18.8% in 1996.

  The Company's chicken products consist primarily of (i) prepared foods, which include portion-controlled breast fillets, tenderloins and strips, formed nuggets and patties and bone-in chicken parts, which are sold frozen and may be either fully cooked or raw; (ii) fresh chicken, which includes refrigerated (non-frozen), whole or cut-up chicken sold to the foodservice industry either pre-marinated or non-marinated and prepackaged chicken, which includes various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer's fresh meat counter; and (iii) export and other, which includes parts and whole chicken, either refrigerated or frozen for U.S. export or domestic use. The Company's Mexican products consist of live, uneviserated and eviserated chicken.

  The following table sets forth, for the periods since fiscal 1992, net sales attributable to each of the Company's primary product lines and markets served with such products. The table is based on the Company's internal sales reports and its classification of product types and customers.

                                            FISCAL YEAR ENDED                      SIX MONTHS ENDED
                          ------------------------------------------------------ ---------------------
                          SEPT. 26,   OCT. 2,    OCT. 1,   SEPT. 30,  SEPT. 28,  MARCH 30,  MARCH 29,
                             1992       1993       1994       1995       1996       1996       1997
                          (52 WEEKS) (53 WEEKS) (52 WEEKS) (52 WEEKS) (52 WEEKS) (26 WEEKS) (26 WEEKS)
                                                         (IN THOUSANDS)
U.S. CHICKEN SALES:
Prepared Foods:
 Foodservice............   $178,185   $183,165   $205,224   $240,456  $  303,939  $140,390   $162,129
 Retail.................     85,700     89,822     61,068     38,683      42,946    20,896     19,476
                           --------   --------   --------   --------  ----------  --------   --------
 Total Prepared Foods...    263,885    272,987    266,292    279,139     346,885   161,286    181,605
Fresh Chicken:
 Foodservice............    126,472    149,197    155,294    140,201     145,052    65,937     69,568
 Retail.................    105,636    100,063    125,133    138,368     141,135    65,568     75,601
                           --------   --------   --------   --------  ----------  --------   --------
 Total Fresh Chicken....    232,108    249,260    280,427    278,569     286,187   131,505    145,169
Export and Other........     72,724     77,709     88,437    113,414     140,614    69,351     70,501
                           --------   --------   --------   --------  ----------  --------   --------
 Total U.S. Chicken.....    568,717    599,956    635,156    671,122     773,686   362,142    397.275
MEXICO..................    160,620    188,754    188,744    159,491     228,129   108,527    127,466
                           --------   --------   --------   --------  ----------  --------   --------
 Total Chicken Sales....    729,337    788,710    823,900    830,613   1,001,815   470,669    524,741
SALES OF OTHER U.S.
 PRODUCTS...............     88,024     99,133     98,709    101,193     137,495    68,810     76,466
                           --------   --------   --------   --------  ----------  --------   --------
 Total Net Sales........   $817,361   $887,843   $922,609   $931,806  $1,139,310  $539,479   $601,207
                           ========   ========   ========   ========  ==========  ========   ========

UNITED STATES

  The following table sets forth, since fiscal 1992, the percentage of net U.S. chicken sales attributable to each of the Company's primary products lines and markets serviced with such products. The table and related discussion are based on the Company's internal sales reports and its classification of product types and customers.

                                        FISCAL YEAR ENDED                SIX MONTHS ENDED
                          --------------------------------------------- -------------------
                          SEPT. 26, OCT. 2, OCT. 1, SEPT. 30, SEPT. 28, MARCH 30, MARCH 29,
                            1992     1993    1994     1995      1996      1996      1997
U.S. CHICKEN SALES:
Prepared Foods:
 Foodservice............     31.3%    30.5%   32.3%    35.8%     39.3%     38.8%     40.8%
 Retail.................     15.1     15.0     9.6      5.8       5.6       5.8       4.9
                            -----    -----   -----    -----     -----     -----     -----
 Total Prepared Foods...     46.4     45.5    41.9     41.6      44.9      44.6      45.7
                            -----    -----   -----    -----     -----     -----     -----
Fresh Chicken:
 Foodservice............     22.2     24.9    24.5     20.9      18.7      18.2      17.5
 Retail.................     18.6     16.7    19.7     20.6      18.2      18.1      19.0
                            -----    -----   -----    -----     -----     -----     -----
 Total Fresh Chicken....     40.8     41.6    44.2     41.5      36.9      36.3      36.5
                            -----    -----   -----    -----     -----     -----     -----
Export and Other........     12.8     12.9    13.9     16.9      18.2      19.1      17.8
                            -----    -----   -----    -----     -----     -----     -----
Total U.S. Chicken Sales
 Mix....................    100.0%   100.0%  100.0%   100.0%    100.0%    100.0%    100.0%
                            =====    =====   =====    =====     =====     =====     =====

 Product Types

  U.S. Prepared Foods Overview. During fiscal 1996, $346.9 million of the Company's net U.S. chicken sales were in prepared food products to foodservice and retail customers, as compared to $263.9 million in fiscal 1992, which reflects the strategic focus for growth of the Company. The market for prepared food products has experienced, and management believes that this market will continue to experience, greater growth and higher margins than fresh chicken products. Additionally, the production and sale of prepared foods reduces the impact of feed grain costs on the Company's profitability. As further processing is performed, feed grain costs becomes a decreasing percentage of a product's total production cost.

  The Company establishes prices for its prepared food products based primarily upon perceived value to the customer, production costs and prices of competing products. The majority of these products are sold pursuant to agreements with varying terms that either set a fixed price for the products or set a price according to formulas based on an underlying commodity market, subject in many cases to minimum and maximum prices.

  U.S. Fresh Chicken Overview. The Company's fresh chicken business is an important component of its sales and has grown from sales of $232.1 million in fiscal 1992 to $286.2 million in fiscal 1996. In addition to maintaining its sales of mature, traditional fresh chicken products, the Company's strategy is to shift the mix of its U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as marinated chicken and chicken parts. As a result of this strategy, the Company's compounded annual growth rate of fresh chicken sales from fiscal 1992 to fiscal 1996 exceeded 5.3% while total U.S. industry sales of fresh chicken increased less than 2.0%.

  Most fresh chicken products are sold to established customers based upon certain weekly or monthly market prices reported by the USDA and other public price reporting services, plus a markup, which is dependent upon the customer's location, volume, product specifications and other factors. The Company believes its practices with respect to sales of its fresh chicken are generally consistent with those of its competitors. Prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the USDA or other public price reporting services.

  Export and Other Overview. The Company's export and other products consist of whole chickens and chicken parts sold primarily in bulk, non-branded form either refrigerated to distributors in the U.S. or frozen for distribution to export markets. Sales growth in the "Export and Other" category between fiscal 1992 and fiscal 1996 primarily reflects increased exports of chicken products. In fiscal 1996, approximately $47 million of the Company's sales were attributable to exports of U.S. chicken. These export and other products have historically been characterized by lower prices and greater price volatility than the Company's more value-added product lines.

 Markets

  U.S. Foodservice. The majority of the Company's U.S. chicken sales are derived from products sold to the foodservice market which principally consists of chain restaurants, frozen entree producers, institutions and distributors, located throughout the continental United States. The Company supplies chicken products ranging from portion-controlled refrigerated chicken parts to fully cooked and frozen, breaded or non-breaded chicken parts or formed products.

  As the second largest full-line supplier of chicken to the foodservice market, the Company believes it is well-positioned to be the primary or secondary supplier to many national and international chain restaurants who require multiple suppliers of chicken products. Additionally, the Company is well suited to be the sole supplier for many regional chain restaurants that offer better margin opportunities and a growing base of business. Due to its comparatively large size in this market, management believes the Company has significant competitive advantages in terms of product capability, production capacity, research & development expertise, and distribution and marketing experience relative to smaller and to non-vertically integrated producers. As a result of these competitive advantages, the Company's sales to the foodservice market from fiscal 1992 through fiscal 1996 grew at a compounded annual growth rate of approximately 10.2%. Based on industry data, the Company estimates that total industry dollar sales to the foodservice market during this same period grew at a compounded annual growth rate of approximately 7.6%. The Company markets both prepared food and fresh chicken products to the foodservice industry.

   Foodservice--Prepared Foods. The majority of the Company's sales to the foodservice market consists of prepared food products. Prepared food sales to the foodservice market were $303.9 million in fiscal 1996 compared to $178.2 million in fiscal 1992, a compounded annual growth rate of approximately 14.3%. The Company's prepared food products include portion-controlled breast fillets, tenderloins and strips, formed nuggets and patties and bone-in chicken parts, which are sold frozen and in various stages of preparation, including blanched, battered, breaded and either partially or fully-cooked. The Company attributes this growth in sales of prepared foods to the foodservice market to a number of factors:

   First, there has been significant growth in the number of foodservice operators offering chicken on their menus and the number of chicken items offered.

   Second, foodservice operators are increasingly purchasing prepared chicken products which allow them to reduce labor costs while providing greater product consistency, quality and variety across all restaurant locations.

   Third, there is a strong need among larger foodservice companies for an alternative or additional supplier to the Company's principal competitor in the prepared foods market. A viable alternative supplier must be able to ensure supply, demonstrate innovation and new product development, and provide competitive pricing. The Company has been successful in its objective of becoming the alternative supplier of choice by being the primary or secondary prepared chicken supplier to many large foodservice companies because (i) it is vertically integrated, giving the Company control over its supply of chicken and chicken parts; (ii) its further processing facilities are particularly well suited to the high volume production runs necessary to meet the capacity and quality requirements of the U.S. foodservice market; and
(iii) it has established a reputation for dependable quality, highly responsive service and excellent technical support.

   Fourth, as a result of the experience and reputation developed with larger customers, the Company has increasingly become the principal supplier to midsized foodservice organizations.

   Fifth, the Company's in-house product development group follows a customer-driven research & development focus designed to develop new products to meet customers' changing needs. The Company's research & development personnel often work directly with institutional customers in developing proprietary products. Approximately $110.9 million of the Company's sales to foodservice customers in fiscal 1996 consisted of new products which were not sold by the Company in fiscal 1992.

   Sixth, the Company is a leader in utilizing advanced processing technology, which enables the Company to better meet its customers' needs for product innovation, consistent quality and cost efficiency.

   Foodservice--Fresh Chicken. The Company produces and markets fresh, refrigerated chicken for sale to U.S. quick-service restaurant chains, delicatessens and other customers. These chickens have the giblets removed, are usually of specific weight ranges, are usually pre-cut to customer specifications and are often marinated to enhance value and product differentiation. By growing and processing to customers' specifications, the Company is able to assist quick-service restaurant chains in controlling costs and maintaining quality and size consistency of chicken pieces sold to the consumer.

  U.S. Retail. The U.S. retail market consists primarily of grocery store chains and retail distributors. The Company concentrates its efforts in this market on sales of branded, prepackaged cut-up and whole chicken to grocery chains and retail distributors in the midwestern, southwestern and western regions of the United States. This regional marketing focus enables the Company to develop consumer brand franchises and capitalize on proximity to the trade customer in terms of lower transportation costs; more timely, responsive service; and enhanced product freshness. For a number of years, the Company has invested in both trade and retail marketing designed to establish high levels of brand name awareness and consumer preferences within these markets.

  The Company utilizes numerous marketing techniques, including advertising, to develop and strengthen trade and consumer awareness and increase brand loyalty for consumer products marketed under the Pilgrim's Pride brand. The Company's founder, Lonnie "Bo" Pilgrim, is the featured spokesman in the Company's television, radio and print advertising, and a trademark cameo of a person in a Pilgrim's hat serves as the logo on all of the Company's primary branded products. As a result of this marketing strategy, the Company has established a well-known brand name in certain southwestern markets, including the Dallas/Fort Worth area. Management believes its efforts to achieve and maintain brand awareness and loyalty help to provide more secure distribution for its products and generate greater price premiums than would otherwise be the case in certain southwestern markets. The Company also maintains an active program to identify consumer preferences primarily by testing new product ideas, packaging designs and methods through taste panels and focus groups located in key geographic markets.

   Retail--Prepared Foods. The Company sells retail oriented prepared foods primarily to grocery store chains located in the midwestern, southwestern and western regions of the U.S. where it also markets prepackaged fresh chicken. Being a major, national competitor in retail, branded frozen foods is not a part of the Company's current business strategy. The Company previously was a national supplier of retail prepared chicken to the wholesale club industry, which is now dominated by two large national operators. Due to the highly concentrated nature of the club store business, the Company no longer serves this market and has redirected this prepared foods capacity to a more diversified customer base.

   Retail--Fresh Chicken. The Company's prepackaged retail products include various combinations of freshly refrigerated whole chickens and chicken parts in trays, bags or other consumer packs, labeled and priced ready for the grocer's fresh meat counter. Management believes the retail, prepackaged fresh chicken business will continue to be a large and relatively stable market, providing opportunities for product differentiation and regional brand loyalty.

   The Company concentrates its sales and marketing efforts for the above product types to grocery chains and retail distributors in the midwestern, southwestern and western regions of the United States. This regional marketing focus enables the Company to develop consumer brand franchises and capitalize on proximity to the trade customer in terms of lower transportation costs; more timely, responsive service; and enhanced product freshness.

  Export and Other. The Company's export and other products consist of whole chickens and chicken parts sold primarily in bulk, non-branded form either refrigerated to distributors in the U.S. or frozen for distribution to export markets. In recent years, the Company has de-emphasized its marketing of bulk-packaged chicken in the U.S. in favor of more value-added products and export opportunities. In the U.S., prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the USDA or other public price reporting services. The Company also sells U.S. produced chicken products for export to Canada, Eastern Europe, the Far East and other world markets. Due to U.S. consumers' preference for chicken breast meat, the Company has targeted international markets to generate sales of leg quarters. The Company has also begun selling prepared food products for export to the international divisions of its U.S. chain restaurant customers. As a result of these efforts, the Company's sales for export have grown from less than 1% of its total U.S. chicken sales in fiscal 1992 to more than 6% in fiscal 1996. Management believes that (i) U.S. chicken exports will continue to grow as worldwide demand for high grade, low cost protein sources increases; and (ii) worldwide demand for higher margin prepared food products will increase over the next five years; and accordingly, the Company is well positioned to capitalize on such growth.

  Other U.S. Products. The Company markets fresh eggs under the Pilgrim's Pride brand name as well as private labels in various sizes of cartons and flats to U.S. retail grocery and institutional foodservice customers located primarily in Texas. The Company has a housing capacity for approximately 2.3 million commercial egg laying hens which can produce approximately 41 million dozen eggs annually. U.S. egg prices are determined weekly based upon reported market prices. The U.S. egg industry has been consolidating over the last few years with the 20 largest producers accounting for more than 68% of the total number of egg laying hens in service during 1996. The Company competes with other U.S. egg producers, primarily on the basis of product quality, reliability, price and customer service. According to an industry publication, the Company is the twenty-fifth largest producer of eggs in the United States.

  The Company also converts chicken by-products into protein products primarily for sale to manufacturers of pet foods. In addition, the Company produces and sells livestock feeds at its feed mill and farm supply store in Pittsburg, Texas, to dairy farmers and livestock producers in northeastern Texas.

MEXICO

 Background

  The Mexican market represented approximately 20% of the Company's net sales in fiscal 1996. The Company entered the Mexican market in 1979 when it began seasonally selling eggs to the Mexican government. Recognizing favorable long-term demographic trends and improving economic conditions in Mexico, the Company began exploring opportunities to produce and market chicken in Mexico. In fiscal 1988, the Company acquired four vertically integrated chicken production operations in Mexico for approximately $15.1 million. From fiscal 1988 through fiscal 1996, the Company made acquisitions and capital expenditures in Mexico totaling $151.6 million to expand and improve such operations, including a fiscal 1995 investment of $35.3 million for the acquisition of Union de Queretaro, et al, a group of five chicken companies located near Queretaro, Mexico. As a result of these expenditures, the Company has increased weekly production in its Mexico operations by over 350% since its original investment in fiscal 1988. The Company is now one of the two largest producers of chicken in Mexico. The Company believes its facilities are among the most technologically advanced in Mexico and that it is one of the lowest cost producers of chicken in Mexico.

 Product Types

  While the market for chicken products in Mexico is less developed than in the United States, with sales attributed to fewer, more basic products, the market for value added products is increasing. The Company's strategy is to lead this trend. The products currently sold by the Company in Mexico consist primarily of basic products such as New York dressed (whole chickens with only feathers and blood removed), live birds and value added products such as eviscerated chicken and chicken parts. The Company has increased its sales of value added products, particularly through national retail chains and restaurants, and plans to continue to do so. The Company remains opportunistic, however, utilizing its low cost production to enter markets where profitable opportunities exist. For example, the Company has significantly increased its sales of live birds since 1994 as many smaller producers exited this segment of the business as a result of the recession in Mexico.

 Markets

  The Company sells its Mexican chicken products primarily to large wholesalers and retailers. The Company's customer base in Mexico covers a broad geographic area from Mexico City, the capital of Mexico with a population estimated to be over 20 million, to Saltillo, the capital of the State of Coahuila, about 500 miles north of Mexico City, and from Tampico on the Gulf of Mexico to Acapulco on the Pacific, which region includes the cities of San Luis Potosi and Queretaro, capitals of the states of the same name.

COMPETITION

  The chicken industry is highly competitive and certain of the Company's competitors have greater financial and marketing resources than the Company. In both the United States and Mexico, the Company competes principally with other vertically integrated chicken companies.

  In general, the competitive factors in the U.S. chicken industry include price, product quality, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, management believes that product quality, brand awareness and customer service are the primary bases of competition. There is some competition with non-vertically integrated further processors in the U.S. prepared food business. The Company believes it has significant, long term cost and quality advantages over non-vertically integrated further processors.

  In Mexico, where product differentiation is limited, product quality and price are the most critical competitive factors. Additionally, NAFTA, which went into effect on January 1, 1994, requires annual reductions in tariffs for chicken and chicken products in order to eliminate such tariffs by January 1, 2003. As such tariffs are reduced, there can be no assurance that increased competition from chicken imported into Mexico from the U.S. will not have a material adverse effect on the Mexican chicken industry in general, or the Company's Mexican operations in particular.

OTHER ACTIVITIES

  The Company has regional distribution centers located in Arlington, El Paso, Mt. Pleasant and San Antonio, Texas; Phoenix and Tucson, Arizona; and Oklahoma City, Oklahoma that distribute the Company's own poultry products along with certain poultry and non-poultry products purchased from third parties to independent grocers and quick service restaurants. The Company's non-poultry distribution business is conducted as an accommodation to its customers and to achieve greater economies of scale in distribution logistics. The store-door delivery capabilities for the Company's own poultry products provide a strategic service advantage in selling to quick-service, national chain restaurants.

REGULATION

  The chicken industry is subject to government regulation, particularly in the health and environmental areas. The Company's chicken processing facilities in the U.S. are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of the Company's feed mills in the U.S. The Company's Mexican food processing facilities and feed mills are subject to on-site examination, inspection and regulation by a Mexican governmental agency which performs functions similar to those performed by the

USDA and FDA. Since commencement of operations by the Company's predecessor in 1946, compliance with applicable regulations has not had a material adverse effect upon the Company's earnings or competitive position and such compliance is not anticipated to have a material adverse effect in the future. Management believes that the Company is in substantial compliance with all applicable laws and regulations relating to the operations of its facilities.

  The Company anticipates increased regulation by the USDA concerning food safety, by the FDA concerning the use of medications in feed and by the TNRCC, the ASVO and the EPA concerning the disposal of chicken by-products and wastewater discharges. Although the Company does not anticipate any such regulation having a material adverse effect upon the Company, no assurances can be given to that effect.

EMPLOYEES AND LABOR RELATIONS

  As of June 11, 1997 the Company employed approximately 9,500 persons in the U.S. and 3,200 persons in Mexico. Approximately 2,000 employees at the Company's Lufkin and Nacogdoches, Texas facilities are members of collective bargaining units represented by the United Food and Commercial Workers Union (the "UFCW"). None of the Company's other U.S. employees have union representation. The Company's collective bargaining agreements with the UFCW expire on August 10, 1998 with respect to the Company's Lufkin employees and on October 5, 1998 with respect to the Company's Nacogdoches employees. The Company believes that the terms of each of these agreements are no more favorable than those provided to its non-union U.S. employees. In Mexico, most of the Company's hourly employees are covered by collective bargaining agreements as most employees are in Mexico. The Company has not experienced any work stoppage since a two day work stoppage at the Lufkin facility in May 1993, and management believes that relations with the Company's employees are satisfactory.

PROPERTIES

 Breeding and Hatching

  The Company supplies all of its chicks in the U.S. by producing its own hatching eggs from domestic breeder flocks in the U.S. owned by the Company, approximately 33% of which are maintained on 43 Company-operated breeder farms. In the U.S., the Company currently owns or contracts for approximately
8.5 million square feet of breeder housing on approximately 239 breeder farms. In Mexico, all of the Company's breeder flocks are maintained on Company-owned farms.

  The Company owns six hatcheries in the United States, located in Nacogdoches and Pittsburg, Texas, and DeQueen and Nashville, Arkansas, where eggs are incubated and hatched in a process requiring 21 days. Once hatched, the day-old chicks are inspected and vaccinated against common poultry diseases and transported by Company vehicles to grow-out farms. The Company's seven hatcheries in the U.S. have an aggregate production capacity of approximately
8.2 million chicks per week. In Mexico, the Company owns seven hatcheries, which have an aggregate production capacity of approximately 3.3 million chicks per week.

 Grow-out

  The Company places its U.S. grown chicks on approximately 1,102 grow-out farms located in Texas and Arkansas. These farms provide the Company with approximately 53.5 million square feet of growing facilities. The Company operates 33 grow-out farms in the U.S. that account for approximately 8.3% of its total annual U.S. chicken capacity. The Company also places chicks with farms owned by affiliates of the Company under grow-out contracts. See "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Transactions." The remaining chicks are placed with independent farms under grow-out contracts. Under such grow-out contracts, the farmers provide the facilities, utilities and labor. The Company supplies the chicks, the feed and all veterinary and technical services. Contract grow-out farmers are paid based on live weight under an incentive arrangement. In Mexico, the Company owns approximately 38% of its grow-out farms and contracts with independent farmers for the balance of its production. Arrangements with independent farmers in Mexico are similar to the Company's arrangements with contractors in the United States.

 Feed Mills

  An important factor in the production of chicken is the rate at which feed is converted into body weight. The Company purchases feed ingredients on the open market. The primary feed ingredients include corn, milo and soybean meal, which historically have been the largest component of the Company's total production cost. The quality and composition of the feed is critical to the conversion rate, and accordingly, the Company formulates and produces its own feed. In the U.S., the Company operates six feed mills located in Nacogdoches, Pittsburg and Center, Texas and Nashville and Hope, Arkansas. The Company currently has annual feed requirements in the U.S. of approximately 2.2 million tons and the capacity to produce approximately 2.3 million tons. The Company owns four feed mills in Mexico which produce all of the requirements of its Mexican operations. Mexican annual feed requirements are approximately 0.7 million tons with a capacity to produce approximately 0.9 million tons. In fiscal 1996, approximately 55% of the grain used by the Company in Mexico was imported from the United States. However, this percentage fluctuates based on the availability and cost of local grain supplies.

  Feed grains are commodities subject to volatile price changes caused by weather, size of harvest, transportation and storage costs and the agricultural policies of foreign governments. Although the Company can and sometimes does purchase grain in forward markets, it cannot eliminate the potential adverse effect of grain price changes.

 Processing

  Once the chickens reach processing weight, they are transported by the Company's trucks to the Company's processing plants. These plants utilize modern, highly automated equipment to process and package the chickens. The Company periodically reviews possible application of new processing technologies in order to enhance productivity and reduce costs. The Company's six U.S. processing plants, two of which are located in Mt. Pleasant, Texas, and the remainder of which are located in Dallas, Nacogdoches and Lufkin, Texas, and DeQueen, Arkansas, have the capacity, under present USDA inspection procedures, to produce approximately 1.3 billion pounds of dressed chicken annually. The Company's three processing plants located in Mexico, which perform fewer processing functions than the Company's U.S. facilities, have the capacity to process approximately 470 million pounds of dressed chicken annually.

 Prepared Foods Plant

  The Company's prepared foods plant in Mt. Pleasant, Texas, was constructed in 1986 and has been expanded significantly since such time. This facility has deboning lines, marination systems, batter/breading systems, fryers, ovens, both mechanical and cryogenic freezers, a variety of packaging systems and cold storage. This plant is currently operating at the equivalent of two shifts a day for six days a week. If necessary, the Company could add additional shifts during the seventh day of the week.

 Egg Production

  The Company produces eggs at three farms near Pittsburg, Texas. One farm is owned by the Company, while two farms are operated under contract by an entity owned by a major stockholder of the Company. See "Compensation Committee Interlocks and Insider Participation." The eggs are cleaned, sized, graded and packaged for shipment at processing facilities located on the egg farms. The farms have a housing capacity for approximately 2.3 million producing hens and are currently housing approximately 2.0 million hens.

 Other Facilities and Information

  The Company operates a rendering plant located in Mt. Pleasant, Texas, that currently processes by-products from approximately 8.2 million chickens weekly into protein products, which are used in the manufacture of chicken and livestock feed and pet foods. The Company operates a feed supply store in Pittsburg, Texas, from which it sells various bulk and sacked livestock feed products. The Company owns an office building in Pittsburg, Texas, which houses its executive offices, and an office building in Mexico City, which houses the Company's Mexican marketing offices. The Company also owns approximately 15,068 acres of farmland previously used in the Company's non- poultry farming operations. The Company is currently in the process of disposing of such land and related assets.

  Substantially all of the Company's U.S. property, plant and equipment in the U.S. is pledged as collateral on its secured debt.

LEGAL PROCEEDINGS

  From time to time the Company is named as a defendant or co-defendant in lawsuits arising in the course of its business. The Company does not believe that such pending lawsuits will have a material adverse impact on the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is certain information relating to the current directors and executive officers of the Company:

             NAME              AGE                    POSITION
Lonnie "Bo" Pilgrim (1).......  69 Chairman of the Board and Chief Executive
                                    Officer
Clifford E. Butler............  55 Vice Chairman of the Board and Executive
                                    President
Lindy M. "Buddy" Pilgrim......  42 President, Chief Operating Officer and
                                    Director
David Van Hoose...............  54 President, Mexican Operations
Richard A. Cogdill............  37 Executive Vice President, Chief Financial
                                    Officer, Secretary and Treasurer
Robert L. Hendrix.............  61 Executive Vice President, Operations and
                                    Director
Terry Berkenbile..............  46 Senior Vice President, Sales & Marketing,
                                    Retail and Fresh Products
Ray Gameson...................  48 Senior Vice President, Human Resources
O.B. Goolsby, Jr..............  49 Senior Vice President, Prepared Foods
                                    Operations
Michael D. Martin.............  42 Senior Vice President, DeQueen, Arkansas
                                    Complex
James J. Miner, Ph.D..........  69 Senior Vice President, Technical Services and
                                    Director
Michael J. Murray.............  38 Senior Vice President, Sales & Marketing,
                                    Prepared Foods
Robert N. Palm................  52 Senior Vice President, Lufkin, Texas Complex
Lonnie Ken Pilgrim (1)........  38 Vice President, Director of Transportation
                                    and Director
Charles L. Black (1)..........  67 Director
Robert E. Hilgenfeld (1)(2)...  72 Director
Vance C. Miller, Sr. (1)(2)...  63 Director
James G. Vetter, Jr. (1)(2)...  63 Director
Donald L. Wass, Ph.D (1)......  64 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Lonnie "Bo" Pilgrim has served as Chairman of the Board and Chief Executive Officer since the organization of the Company in 1968. Prior to the incorporation of the Company, Mr. Pilgrim was a partner in the Company's predecessor partnership business founded in 1946.

  Clifford E. Butler serves as Vice Chairman of the Board and Executive President. He joined the Company as Controller and Director in 1969, was named Senior Vice President of Finance in 1973, became Chief Financial Officer and Vice Chairman of the Board in July 1983 and effective January 1, 1997 he became Executive President and continues to serve as Vice Chairman of the Board.

  Lindy M. "Buddy" Pilgrim serves as President and Chief Operating Officer of the Company. He was elected as Director in March 1993 and began employment in April 1993 under the title of President of U.S. Operations and Sales and Marketing. From April 1993 to March 1994, the President and Chief Operating Officer reported to him. After that time, the Chief Operating Officer title and responsibilities were incorporated into his own. Up to October 1990, Mr. Pilgrim was employed by the Company for 12 years in marketing and 9 years in operations. From October 1990 to April 1993, he was President of Integrity Management Services, Inc., a consulting firm to the food industry. He is a nephew of Lonnie "Bo" Pilgrim.

  David Van Hoose has been President of Mexican Operations since April 1993. He was previously Senior Vice President, Director General, Mexican Operations from August 1990 to April 1993. Mr. Van Hoose was employed by the Company in September 1988 as Senior Vice President, Texas Processing. Prior to that, Mr. Van Hoose was employed by Cargill, Inc., as General Manager of one of its chicken operations.

  Richard A. Cogdill has served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer since January 1, 1997. Previously he served as Senior Vice President, Corporate Controller, from August 1992 through December 1996 and as Vice President, Corporate Controller from October 1991 through August 1992. Prior to October 1991 he was as Senior Manager with Ernst & Young LLP. He is a Certified Public Accountant.

  Robert L. Hendrix has served as Executive Vice President, Operations, of the Company since March 1994 and as a Director of the Company since March 1994. Prior to that he served as Senior Vice President, NETEX Processing from August 1992 to March 1994 and as President and Chief of Complex Operations from September 1988 to March 1992. He was on leave from the Company from March 1992 to August 1992. He was President and Chief Operating Officer of the Company from July 1983 to September 1988. He joined the Company as Senior Vice President in September 1981 when the Company acquired Mountaire Corporation of DeQueen, Arkansas, and, prior thereto, he was Vice President of Mountaire Corporation.

  Terry Berkenbile was named Senior Vice President, Sales & Marketing, for Retail and Fresh Products in July 1994. Prior to that he was Vice President, Sales & Marketing, for Retail and Fresh Products from May 1993 to July 1994. From February 1991 to April 1993, Mr. Berkenbile was Director Retail Sales & Marketing at Hudson Foods. From February 1988 to February 1991, Mr. Berkenbile was Director Plant Sales at the Company; prior thereto, he worked in the processed red meat industry.

  Ray Gameson has been Senior Vice President of Human Resources since October 1994. He previously served as Vice President of Human Resources from August 1993 to October 1994. From December 1991 to July 1993, he was employed at Townsends, Inc. and served as Complex Human Resource, Manager. Prior to that he was employed by the Company as Complex Human Resource, Manager, at its Mt. Pleasant, Texas location.

  O.B. Goolsby, Jr. has been Senior Vice President, Prepared Foods Operations since August 1992. He was previously Vice President, Prepared Foods Operations from April 1986 to August 1992 and was previously employed by the Company in sales and processing from November 1969 to January 1981.

  Michael D. Martin has been Senior Vice President, DeQueen, Arkansas Complex Manager, of the Company since April 1993. He previously served as Plant Manager at the Company's Lufkin, Texas operations and Vice President, Processing, at the Company's Mt. Pleasant, Texas, operations up to April 1993. He has served in various other operating management positions in the Arkansas Complex since September 1981. Prior to that he was employed by Mountaire Corporation of DeQueen, Arkansas, until it was acquired by the Company in September 1981.

  James J. Miner, Ph.D. has been Senior Vice President, Technical Services, since April 1994. He has been employed by the Company and its predecessor partnership since 1966 and served as Senior Vice President responsible for live production and feed nutrition from 1968 to April 1994. He has been a Director since the incorporation of the Company in 1968.

  Michael J. Murray has been Senior Vice President, Sales & Marketing, for Prepared Foods since October 1994. He previously served as Vice President of Sales and Marketing, Food Service from August 1993 to October 1994. From 1990 to July 1993, he was employed by Cargill, Inc. Prior to that, from 1987 to 1990, he was employed by the Company as a Vice President for sales and marketing and prior thereto, he was employed by Tyson Foods, Inc.

  Robert N. Palm has been Senior Vice President, Lufkin, Texas, Complex Manager of the Company, since June 1985 and was previously employed in various operating management positions by Plus-Tex Poultry, Inc., a Lufkin, Texas based company acquired by Pilgrim's Pride in June 1985.

  Lonnie Ken Pilgrim has been employed by the Company since 1977 and has served the Company as its Vice President, Director of Transportation and as a member of the Board of Directors since March 1985. He is a son of Lonnie "Bo" Pilgrim.

  Charles L. Black was Senior Vice President, Branch President of NationsBank, Mt. Pleasant, Texas, from December 1981 to his retirement in February 1995. He previously was a Director of the Company from 1968 to August 1992 and has served as a director since his re-election in February 1995.

  Robert E. Hilgenfeld was elected a Director in September 1986. Mr. Hilgenfeld was Senior Vice President--Marketing/Processing for the Company from 1969 to 1972 and for seventeen years prior to that worked in various sales and management positions for the Quaker Oats Company. From 1972 until April 1986, he was employed by Church's Fried Chicken Company ("Church's") as Vice President--Purchasing Group, Vice President and Senior Vice President. He was elected a Director of Church's in 1985 and retired from Church's in April 1986. Since retirement he has served as a consultant to various companies including the Company.

  Vance C. Miller, Sr. was elected a Director in September 1986. Mr. Miller has been Chairman of Vance C. Miller Interests, a real estate development company formed in 1977 and has served as the Chairman of the Board and Chief Executive Officer of Henry S. Miller Cos., a Dallas, Texas real estate services firm since 1991. Mr. Miller also serves as a director of Resurgence Properties, Inc.

  James G. Vetter, Jr. has practiced law in Dallas, Texas, since 1966. He is a member of the Dallas law firm of Godwin & Carlton, P.C., and has served as general counsel and a Director since 1981. Mr. Vetter is a Board Certified-Tax Law Specialist and serves as a lecturer and author in tax matters.

  Donald L. Wass, Ph.D. was elected a Director of the Company in May 1987. He has been President of the William Oncken Company of Texas, a time management consulting company, since 1970.

COMMITTEES OF THE BOARD OF DIRECTORS

  To assist in carrying out its duties, the Board of Directors has delegated certain authority to the Audit and Compensation Committees. The Board of Directors does not maintain a Nominating Committee. The members of the Audit Committee are Robert E. Hilgenfeld, Vance C. Miller, Sr. and James G. Vetter, Jr. The members of the Compensation Committee are Lonnie "Bo" Pilgrim, Robert
E. Hilgenfeld, Vance C. Miller, Sr., Lonnie Ken Pilgrim, James G. Vetter, Jr., Donald L. Wass and Charles L. Black. Each Committee meets to examine various facets of the Company's operations and take appropriate action or make recommendations to the Board of Directors. The Audit Committee's responsibilities include making recommendations to the Board of Directors regarding the selection of independent public accountants and reviewing the plan and results of the audit performed by the public accountants of the Company and the adequacy of the Company's systems of internal accounting controls, and monitoring compliance with the Company's conflicts of interest and business ethics policies. The Compensation Committee reviews the Company's remuneration policies and practices and establishes the salaries of the Company's officers.

COMPENSATION OF DIRECTORS

  The Company pays its Directors who are not employees of the Company $4,000 per meeting attended, plus expenses.

EXECUTIVE COMPENSATION

  The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company during fiscal 1996.

                          SUMMARY COMPENSATION TABLE

                                              ANNUAL
                                  ------------------------------
    NAME AND PRINCIPAL     FISCAL                   OTHER ANNUAL    ALL OTHER
         POSITION           YEAR   SALARY   BONUS   COMPENSATION COMPENSATION(1)
Lonnie "Bo" Pilgrim.......  1996  $475,065 $123,443   $26,518        $10,763
 Chairman of the Board and
  Chief                     1995   463,016  277,530    17,591         10,359
 Executive Officer          1994   452,077  477,943        --         19,525
Clifford E. Butler........  1996   253,368   65,836     7,505          6,204
 Vice Chairman of the
  Board and                 1995   246,942  148,016     7,160          9,665
 Executive President        1994   241,107  254,902     7,214          5,164
Lindy M. "Buddy" Pilgrim..  1996   329,378  270,622     9,275          6,871
 President and Chief
  Operating Officer         1995   321,022  192,419     9,145         10,273
                            1994   313,440  331,374     9,173          3,974
David Van Hoose...........  1996   248,400   65,545     6,000          7,634
 President, Mexican
  Operations                1995   242,100  145,114     6,000         10,988
                            1994   162,375  171,665     3,894          3,058
Robert L. Hendrix.........  1996   248,400   64,545    10,200          7,777
 Executive Vice President,
  Operations                1995   242,100  145,114     8,948         11,486
                            1994   192,231  203,230     8,175          3,873

--------
(1) Includes the following items of compensation:
   (i) Company's contribution to the named individual under its 401(k) Salary Deferral Plan in the following amounts: Lonnie "Bo" Pilgrim, $52 (1996, 1995, 1994); Clifford E. Butler $5,033 (1996), $8,543
       (1995), $3,936 (1994); Lindy M. "Buddy" Pilgrim, $5,028 (1996),
       $8,453 (1995), $3,974 (1994); David Van Hoose, $4,913 (1996), $8,315
       (1995), $2,585 (1994); and Robert L. Hendrix, $5,028 (1996), $8,543
       (1995), $2,677 (1994).
   (ii) Section 79 income to the named individual due to group term life insurance in excess of $50,000 in the following amounts: Lonnie "Bo" Pilgrim, $10,711 (1996), $10,307 (1995), $19,473 (1994); Clifford E.
        Butler, $1,171 (1996), $1,122 (1995), $1,228 (1994); Lindy M.
        "Buddy" Pilgrim, $1,843 (1996), $1,820 (1995); David Van Hoose,
        $2,721 (1996), $2,673 (1995), $473 (1994); and Robert L. Hendrix,
        $2,749 (1996), $2,943 (1995), $1,196 (1994).

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1996, the members of the Company's Compensation Committee were: Lonnie "Bo" Pilgrim, Robert E. Hilgenfeld, Vance C. Miller, Sr., James
G. Vetter, Jr., Donald L. Wass and Charles L. Black. Lonnie Ken Pilgrim was elected to the Compensation Committee in fiscal 1997.

  The Company has been and continues to be a party to certain transactions with Lonnie "Bo" Pilgrim and a law firm affiliated with James G. Vetter, Jr. These transactions, along with all other transactions between the Company and affiliated persons, require the prior approval of the Audit Committee of the Board of Directors.

  The Company's transactions with Lonnie "Bo" Pilgrim have allowed the Company to obtain the use of required production facilities and equipment on terms that management believes are no less favorable to the Company than could have been arranged with unaffiliated persons. Since 1985, Mr. Pilgrim has engaged in chicken grow-out operations with the Company that involve the purchase of chicks, feed and veterinary and technical services from the Company and the grow-out of chickens to maturity at which time they are purchased by the Company. Chicks, feed and services are purchased from the Company for their fair market value, and the Company purchases the mature chickens from Mr. Pilgrim at market-quoted prices at the time of purchase. Management of the Company believes that this operation is conducted on terms no less favorable than those which could be arranged with unaffiliated persons. During fiscal years 1996, 1995 and 1994, the Company paid Mr. Pilgrim, doing business as Pilgrim Poultry G.P. ("PPGP"), $18,112,000, $12,721,000 and $9,346,000,
respectively, for chickens produced in his grow-out operations, and PPGP paid the Company $18,057,000, $12,478,000 and $9,373,000, respectively, for chicks, feed and services. Mr. Pilgrim is the sole proprietor of PPGP.

  PPGP also produces eggs for the Company. In addition to the chicken grow-out operations described above, PPGP contracts with the Company to house and care for Company flocks used for egg production and is paid an egg grower fee based on actual production. The egg grower contract between PPGP and the Company renews automatically as each expended flock of laying hens is replaced by a new flock. The contract is cancelable by either party at any time prior to the time when the then current producing flock is 48 weeks old. Flocks are normally replaced every 14 months. Management of the Company believes that these relationships are on terms no less favorable to the Company than those which could be arranged with unaffiliated persons. During fiscal years 1996, 1995 and 1994, the Company paid PPGP contract egg grower's fees of $4,697,000, $4,760,000 and $5,137,000, respectively.

  Since 1985, the Company has leased an airplane from Mr. Pilgrim under a lease agreement which provides for monthly lease payments of $33,000 plus operating expenses, which terms management of the Company believes to be substantially similar to those obtainable from unaffiliated parties. During fiscal years 1996, 1995 and 1994, the Company had lease expenses of $396,000 per year and operating expenses associated with the use of this airplane of $88,000, $149,000 and $213,000, respectively.

  Historically, much of the Company's debt has been guaranteed by the major stockholders of the Company. In consideration of such guarantees, the Company has paid such stockholders a quarterly fee equal to 0.25% of the average aggregate outstanding balance of such guaranteed debt. During fiscal years 1996, 1995 and 1994, the Company respectively incurred $1,027,000, $623,000, and $526,000 for such guarantees and respectively paid $807,000, $451,000 and $1,262,000 to Lonnie "Bo" Pilgrim and $47,500, $27,000 and $74,000 to each of his three children (including Lonnie Ken Pilgrim, a Director of the Company, and Patrick Wayne Pilgrim and Greta Pilgrim Owens, each of whom is a Selling Stockholder). See "Principal and Selling Stockholders."

  Godwin & Carlton, P.C., has represented and currently represents the Company in connection with a variety of legal matters. James G. Vetter, Jr., is a Director of the Company and is an Executive Vice President of Godwin & Carlton, P.C. During fiscal years 1996, 1995 and 1994, the Company paid Godwin & Carlton, P.C., legal fees of $363,385, $304,629 and $235,572, respectively, in connection with such matters.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  The Company has entered into chicken grower contracts involving farms owned by certain of its officers, providing the placement of Company-owned flocks on their farms during the grow-out phase of production. The contracts are on terms substantially the same as contracts entered into by the Company with unaffiliated parties and can be terminated by either party upon completion of the grow-out of each flock. The aggregate amounts paid by the Company to its officers and Directors under grower contracts during the fiscal years 1996, 1995 and 1994 were as follows: Clifford E. Butler--$177,908, $184,228 and $183,922, respectively, and James J. Miner--$246,671, $161,968 and $190,348,
respectively. See "Compensation Committee Interlocks and Insider Participation" for a discussion of the Company's transactions with Lonnie "Bo" Pilgrim, Lonnie Ken Pilgrim, James G. Vetter, Jr., Patrick Wayne Pilgrim and Greta Pilgrim Owens.

  Archer-Daniels-Midland Company ("ADM") is one of several vendors selling feed ingredients to the Company in the ordinary course of business. During fiscal years 1996, 1995 and 1994, the Company purchased $23.2 million, $44.3 million and $56.5 million of feed ingredients from ADM, respectively. The Company purchases such feed at prices based on the quoted market prices at the time of purchase. See "Principal and Selling Stockholders."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 31, 1997 by: (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock; (ii) each of the Company's directors; (iii) each of the persons named in the Summary Compensation Table; (iv) all directors and executive officers of the Company as a group; and (v) each Selling Stockholder.

                                    BENEFICIAL                   BENEFICIAL
                                OWNERSHIP PRIOR TO            OWNERSHIP AFTER
                                     OFFERING      NUMBER OF      OFFERING
                                ------------------  SHARES   ------------------
                                NUMBER OF            BEING   NUMBER OF
   NAME OF BENEFICIAL OWNER       SHARES   PERCENT  OFFERED    SHARES   PERCENT
Lonnie "Bo" Pilgrim(a)(b)...... 16,773,490  60.8%         -- 16,773,490  60.8%
 110 South Texas Street
 Pittsburg, Texas 75686
Archer-Daniels-Midland
 Company(c)....................  5,514,900  20.0   5,514,900         --    --
 P.O. Box 1470
 Decatur, Illinois
Lonnie Ken Pilgrim(b)(e).......    528,970   1.9          --    528,970   1.9
Clifford E. Butler(b)..........     28,823   (d)          --     28,823   (d)
Lindy M. "Buddy" Pilgrim(b)....     21,436   (d)          --     21,436   (d)
Robert L. Hendrix(b)...........     22,584   (d)          --     22,584   (d)
David Van Hoose(b).............     10,719   (d)          --     10,719   (d)
James J. Miner(b)..............     13,034   (d)          --     13,034   (d)
James G. Vetter, Jr............      1,550   (d)          --      1,550   (d)
Donald L. Wass.................        300   (d)          --        300   (d)
All executive officers and
 directors as a group
 (18) persons.................. 17,310,420  62.7             17,310,420  62.7
Patrick Wayne Pilgrim(f).......    391,687  1.44     370,982     20,705   (d)
Greta Pilgrim Owens(g).........    422,829  1.53     375,500     47,329   (d)

--------
(a) Includes 60,387 shares of Common Stock held of record by Pilgrim Family Trust I, an irrevocable trust dated June 16, 1987, for the benefit of Lonnie "Bo" Pilgrim's surviving spouse and children, of which Lonnie Ken Pilgrim and Patty R. Pilgrim, Lonnie "Bo" Pilgrim's wife, are co-trustees, and 60,386 shares of Common Stock held of record by Pilgrim Family Trust II, an irrevocable trust dated December 23, 1987, for the benefit of Lonnie "Bo" Pilgrim and his children, of which Lonnie "Bo" Pilgrim and Lonnie Ken Pilgrim are co-trustees. Lonnie "Bo" Pilgrim disclaims any beneficial interest in the shares held by his children.
(b) Includes shares held in trust by the Company's 401(k) Salary Deferral
    Plan.
(c) As reported in its Statement of Changes in Beneficial Ownership on Form 4 dated December 1, 1993. See "Certain Relationships and Transactions."
(d) Less than 1%.
(e) Includes 6,465 shares held by his wife, and 60,387 shares and 60,386 shares held by Pilgrim Family Trust I and Pilgrim Family Trust II, respectively, for both of which Lonnie Ken Pilgrim serves as a co-trustee. Also, includes 25,350 shares held in two irrevocable trusts dated December 15, 1994 and October 31, 1989 of which Lonnie Ken Pilgrim is a co-trustee for the benefit of his children. Lonnie Ken Pilgrim disclaims any beneficial interest in the foregoing shares.
(f) Includes 20,705 shares held in an irrevocable trust of which Patrick Wayne Pilgrim is the co-trustee for the benefit of his child. Patrick Wayne Pilgrim disclaims any beneficial interest in the foregoing shares. See "Compensation Committee Interlocks and Insider Participation."
(g) Includes 8,779 shares held by her husband. Also, includes 38,550 shares held in two irrevocable trusts dated December 15, 1989 and December 21, 1990 of which Greta Pilgrim Owens is a co-trustee for the benefit of her children. Greta Pilgrim Owens disclaims any beneficial interest in the foregoing shares. See "Compensation Committee Interlocks and Insider Participation."

  All of the individuals listed in the preceding table are officers or directors of the Company other than Patrick Wayne Pilgrim and Greta Pilgrim Owens.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), of the Company authorizes the issuance of 45 million shares of Common Stock, and 5 million shares of preferred stock, par value $0.01 per share ("Preferred Stock").

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share on each matter submitted to a vote of stockholders. All outstanding shares of Common Stock are fully paid, validly issued and nonassessable and the holders of Common Stock do not have cumulative voting rights or preemptive rights to subscribe for or to purchase any additional securities issued by the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of debts and expenses and the amounts payable upon liquidation for any Preferred Stock then outstanding. There are no conversion, sinking fund or redemption provisions, or any restrictions on alienability with respect to the Common Stock.

  Subject to the rights of the holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors of the Company, out of funds legally available therefor. The Company's existing or future credit agreements may impose contractual limitations on the payment of dividends on the Common Stock. See "Price Range of Common Stock and Dividends." The declaration and payment of dividends are at the discretion of the Board of Directors.

PREFERRED STOCK

  The authorized Preferred Stock is issuable from time to time, in one or more series, at the discretion of the Board of Directors of the Company. The Board of Directors has authority, without further stockholder approval, to provide for the issuance of Preferred Stock in one or more series, and to determine the designations, rights, preferences and limitations of such series, including the relative ranking with other series, the voting rights, if any, the dividend rate, the redemption and liquidation rights, the conversion rights, if any, and any other rights, preferences, qualifications, limitations or restrictions. Although the Board of Directors has no present intention to issue Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase Preferred Stock, may have the effect of delaying, deferring, or preventing a change in control of the Company or may increase or decrease the number of shares constituting each series.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                                 UNDERWRITING

  Subject to the terms and conditions of an underwriting agreement, dated
     , 1997 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and A.G. Edwards & Sons, Inc. (the "Representatives"), have severally agreed to purchase from the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below.

                                                                       NUMBER OF
                                UNDERWRITERS                            SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      A.G. Edwards & Sons, Inc........................................
                                                                       ---------
        Total......................................................... 6,261,382
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

  The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including
the Underwriters) at such price less a concession not in excess of $    per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $    per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

  The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 939,207 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase their pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed, subject to certain exceptions, (i) not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

  The Common Stock is traded on the New York Stock Exchange under the symbol "CHX".

  Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock to be offered hereby will be passed upon for the Company by Baker & McKenzie, Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Weil, Gotshal and Manges LLP, Dallas, Texas.

                                    EXPERTS

  The consolidated financial statements of the Company as of September 28, 1996 and September 30, 1995, and for each of the three years in the period ended September 28, 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

Report of Independent Auditors.............................................  F-2
Consolidated Balance Sheets at September 30, 1995, September 28, 1996 and
 March 29, 1997 (unaudited)................................................  F-3
Consolidated Statements of Income (Loss) for the years ended October 1,
 1994, September 30, 1995 and September 28, 1996 and the six months ended
 March 30, 1996 (unaudited) and March 29, 1997 (unaudited).................  F-4
Consolidated Statements of Stockholders' Equity for the years ended October
 1, 1994, September 30, 1995 and September 28, 1996 and the six months ended March 29, 1997 (unaudited)..........................................  F-5
Consolidated Statements of Cash Flows for the years ended October 1, 1994,
 September 30, 1995 and September 28, 1996 and the six months ended March
 30, 1996 (unaudited) and March 29, 1997 (unaudited).......................  F-6
Notes to Consolidated Financial Statements.................................  F-7

                        REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Pilgrim's Pride Corporation

  We have audited the accompanying consolidated balance sheets of Pilgrim's Pride Corporation and subsidiaries at September 30, 1995 and September 28, 1996 and the related consolidated statements of income (loss), stockholders' equity, and cash flows for each of the three years in the period ended September 28, 1996. Our audits also included Schedule II--Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pilgrim's Pride Corporation and subsidiaries at September 30, 1995 and September 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 28, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

                                          ERNST & YOUNG LLP

Dallas, Texas
November 5, 1996

                          CONSOLIDATED BALANCE SHEETS

                  PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

                                                                    (UNAUDITED)
                                        SEPTEMBER 30, SEPTEMBER 28,  MARCH 29,
                                            1995          1996         1997
                                        ------------- ------------- -----------
                                                    (IN THOUSANDS)
                ASSETS
CURRENT ASSETS
  Cash and cash equivalents............   $ 11,892      $ 18,040     $  7,717
  Trade accounts and other receivables,
   less allowance for doubtful
   accounts............................     60,031        65,887       69,256
  Inventories..........................    110,404       136,866      137,926
  Deferred income taxes................      9,564         6,801        7,001
  Prepaid expenses.....................        526           907          744
  Other current assets.................        953           757          211
                                          --------      --------     --------
    Total Current Assets...............    193,370       229,258      222,855
OTHER ASSETS...........................     20,918        18,827       21,801
PROPERTY, PLANT AND EQUIPMENT
  Land.................................     17,637        19,818       19,970
  Buildings, machinery and equipment...    383,076       409,191      411,005
  Autos and trucks.....................     32,227        32,503       32,146
  Construction-in-progress.............      9,841         5,160       11,578
                                          --------      --------     --------
                                           442,781       466,672      474,699
  Less accumulated depreciation........    159,465       178,035      187,776
                                          --------      --------     --------
                                           283,316       288,637      286,923
                                          --------      --------     --------
                                          $497,604      $536,722     $531,579
                                          ========      ========     ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 ------------------------------------
CURRENT LIABILITIES
  Notes payable to banks...............   $ 13,000      $ 27,000     $ 24,000
  Accounts payable.....................     55,658        71,354       57,789
  Accrued expenses.....................     31,130        33,599       32,895
  Current maturities of long-term debt.      5,187         8,850        9,645
                                          --------      --------     --------
    Total Current Liabilities..........    104,975       140,803      124,329
LONG-TERM DEBT, LESS CURRENT
 MATURITIES............................    182,988       198,334      193,546
DEFERRED INCOME TAXES..................     56,725        53,608       55,496
MINORITY INTEREST IN SUBSIDIARY........        842           842          842
STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value,
   authorized 5,000,000 shares; none
   issued..............................         --            --           --
  Common stock, $.01 par value,
   authorized 45,000,000 shares;
   27,589,250 issued and outstanding in
   1995, 1996 and 1997.................        276           276          276
  Additional paid-in capital...........     79,763        79,763       79,763
  Retained earnings....................     72,035        63,096       77,327
                                          --------      --------     --------
    Total Stockholders' Equity.........    152,074       143,135      157,366
                                          --------      --------     --------
Commitments and Contingencies..........         --            --           --
                                          --------      --------     --------
                                          $497,604      $536,722     $531,579
                                          ========      ========     ========

                 See Notes to Consolidated Financial Statements

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                  PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

                                                                     (UNAUDITED)
                                       YEARS ENDED                SIX MONTHS ENDED
                          -------------------------------------- --------------------
                          OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, MARCH 30,  MARCH 29,
                             1994        1995          1996        1996       1997
                          ---------- ------------- ------------- ---------  ---------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
NET SALES...............   $922,609    $931,806     $1,139,310   $539,479   $601,207
COSTS AND EXPENSES:
  Cost of sales.........    811,782     857,662      1,068,670    502,460    547,855
  Selling, general and
   administrative.......     51,129      49,214         49,136     24,510     27,378
                           --------    --------     ----------   --------   --------
                           862,911      906,876      1,117,806    526,970    575,233
                           --------    --------     ----------   --------   --------
    Operating Income....     59,698      24,930         21,504     12,509     25,974
OTHER EXPENSES (INCOME):
  Interest expense, net.     19,173      17,483         21,539     10,331     10,733
  Foreign exchange
   (gain) loss..........       (257)      5,605          1,275      1,222        536
  Miscellaneous, net....     (1,666)       (249)        (1,357)      (577)    (2,906)
                           --------    --------     ----------   --------   --------
                            17,250       22,839         21,457     10,976      8,363
                           --------    --------     ----------   --------   --------
INCOME BEFORE INCOME
 TAXES
 AND EXTRAORDINARY
 CHARGE.................     42,448       2,091             47      1,533     17,611
Income tax expense......     11,390      10,058          4,551      2,792      2,552
                           --------    --------     ----------   --------   --------
Net income (loss) before
 extraordinary charge...     31,058      (7,967)        (4,504)    (1,259)    15,059
Extraordinary charge-
 early repayment of
 debt, net of tax.......         --          --         (2,780)    (2,780)        --
                           --------    --------     ----------   --------   --------
    NET INCOME (LOSS)...   $ 31,058    $ (7,967)    $   (7,284)  $ (4,039)  $ 15,059
                           ========    ========     ==========   ========   ========
Net income (loss) per
 common share before
 extraordinary charge...   $   1.13    $  (0.29)    $    (0.16)  $   (.05)  $   0.55
Extraordinary charge per
 common share...........         --          --          (0.10)     (0.10)        --
                           --------    --------     ----------   --------   --------
NET INCOME (LOSS)
 PER COMMON SHARE.......   $   1.13    $  (0.29)    $    (0.26)  $   (.15)  $   0.55
                           ========    ========     ==========   ========   ========



                See Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

                                  NUMBER          ADDITIONAL
                                    OF     COMMON  PAID-IN   RETAINED
                                  SHARES   STOCK   CAPITAL   EARNINGS   TOTAL
                                ---------- ------ ---------- --------  --------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at October 2, 1993..... 27,589,250  $276   $79,763   $52,254   $132,293
  Net income for year..........                               31,058     31,058
  Cash dividends declared
   ($0.06 per share)...........                               (1,655)    (1,655)
                                ----------  ----   -------   -------   --------
Balance at October 1, 1994..... 27,589,250   276    79,763    81,657    161,696
  Net loss for year............                               (7,967)    (7,967)
  Cash dividends declared ($.06
   per share)..................                               (1,655)    (1,655)
Balance at September 30, 1995.. 27,589,250   276    79,763    72,035    152,074
  Net loss for year............                               (7,284)    (7,284)
  Cash dividends declared ($.06
   per share)..................                               (1,655)    (1,655)
                                ----------  ----   -------   -------   --------
Balance at September 28, 1996.. 27,589,250   276    79,763    63,096    143,135
  Net income for six months
   ended March 29, 1997
   (unaudited).................                               15,059     15,059
  Cash dividends declared ($.03
   per share) (unaudited)......                                 (828)      (828)
                                ----------  ----   -------   -------   --------
Balance at March 29, 1997
 (unaudited)................... 27,589,250  $276   $79,763   $77,327   $157,366
                                ==========  ====   =======   =======   ========




                See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

                                                                     (UNAUDITED)
                                       YEARS ENDED                SIX MONTHS ENDED
                          -------------------------------------- -------------------
                          OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, MARCH 30, MARCH 29,
                             1994        1995          1996        1996      1997
                          ---------- ------------- ------------- --------- ---------
                                                (IN THOUSANDS)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net income (loss).......   $31,058      $(7,967)      $(7,284)    $(4,039)  $15,059
Adjustments to reconcile
 net income (loss) to
 cash provided by
 operating activities:
  Depreciation and
   amortization.........    25,177       26,127        28,024      14,639    14,229
  Gain on property
   disposals............      (608)        (263)         (211)       (221)       46
  Provision for doubtful
   accounts.............     2,666        1,133         1,003         206      (779)
  Deferred income taxes.     6,720        3,785          (354)     (3,214)    1,689
  Extraordinary charge..        --           --         4,587       4,587        --
Changes in operating
 assets and liabilities:
  Accounts and other
   receivables..........     3,412       (3,370)       (6,858)     (5,242)   (5,783)
  Inventories...........    (8,955)      (4,336)      (24,830)    (18,845)   (1,061)
  Prepaid expenses......      (459)       1,066          (674)     (1,828)      703
  Accounts payable and
   accrued expenses.....     1,742       15,249        18,165       3,475   (14,269)
  Other.................       (89)       1,288          (177)       (186)     (162)
                           -------      -------       -------     -------   -------
Net Cash Flows Provided
 by (Used in) Operating
 Activities.............    60,664       32,712        11,391     (10,668)    9,672
INVESTING ACTIVITIES:
  Acquisitions of
   property, plant and
   equipment............   (25,547)     (35,194)      (34,314)    (23,937)  (12,162)
  Business acquisitions
    --property, plant
     and equipment......        --      (29,519)           --          --        --
    --other net assets..        --       (6,659)           --          --        --
  Proceeds from property
   disposal.............     2,103          541         1,468       1,314       330
  Other, net............      (128)        (758)          312         361      (258)
                           -------      -------       -------     -------   -------
Net Cash Used in
 Investing Activities...   (23,572)     (71,589)      (32,534)    (22,262)  (12,090)
FINANCING ACTIVITIES:
  Proceeds from notes
   payable to banks.....     7,000       15,000        91,000      56,500    31,500
  Repayments on notes
   payable to banks.....   (19,000)      (2,000)      (77,000)    (43,500)  (34,500)
  Proceeds from long-
   term debt............        31       45,030        51,028      50,028        --
  Payments on long-term
   debt.................   (16,253)     (16,202)      (32,140)    (29,001)   (4,068)
  Extraordinary charge,
   cash items...........        --           --        (3,920)     (3,920)       --
  Cash dividends paid...    (2,069)      (1,655)       (1,655)       (828)     (828)
                           -------      -------       -------     -------   -------
Net Cash Provided by
 (Used in) Financing
 Activities.............   (30,291)      40,173        27,313      29,279    (7,896)
EFFECT OF EXCHANGE RATE
 CHANGES
 ON CASH AND CASH
 EQUIVALENTS............       (83)        (648)          (22)        (13)       (9)
                           -------      -------       -------     -------   -------
  Increase (decrease) in
   cash and cash
   equivalents..........     6,718          648         6,148      (3,664)  (10,323)
  Cash and cash
   equivalents at
   beginning of period..     4,526       11,244        11,892      11,892    18,040
                           -------      -------       -------     -------   -------
CASH AND CASH
 EQUIVALENTS AT END OF
 PERIOD.................   $11,244      $11,892       $18,040     $ 8,228   $ 7,717
                           =======      =======       =======     =======   =======
Supplemental disclosure
 information:
  Cash paid during the
   period for:
    Interest (net of
     amount
     capitalized).......   $19,572      $16,764       $20,310     $ 9,530   $10,961
    Income taxes........   $ 7,108      $ 5,128       $ 4,829     $ 4,014   $ 1,807

                See Notes to Consolidated Financial Statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

NOTE A--BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Pilgrim's Pride Corporation is a vertically integrated producer of chicken products, controlling the breeding, hatching and growing of chickens and the processing, preparation and packaging of its product lines. The Company is the fifth largest producer of chicken in the United States, with production and distribution facilities located in Texas, Arkansas, Oklahoma and Arizona, and one of the two largest producers of chicken in Mexico, with production and distribution facilities located in Mexico City and the states of Coahuila, San Louis Potosi, Queretaro and Hidalgo. The Company's chicken products consist primarily of prepared foods, which include portion-controlled breast fillets, tenderloins and strips, formed nuggets and patties and bone-in chicken parts, fresh foodservice chicken, prepackaged chicken, and bulk packaged chicken.

  PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Pilgrim's Pride Corporation and its wholly and majority owned subsidiaries (the "Company"). Significant intercompany accounts and transactions have been eliminated.

  The financial statements of the Company's Mexican subsidiaries are remeasured as if the U.S. dollar were the functional currency. Accordingly, assets and liabilities of the Mexican subsidiaries are translated at end-of-period exchange rates, except for non-monetary assets which are translated at equivalent dollar costs at dates of acquisition using historical rates. Operations are translated at average exchange rates in effect during the period. Foreign exchange (gains) losses are separately stated as components of "Other expenses (income)" in the Consolidated Statement of Income (Loss). In recent years the Company has experienced losses in Mexico primarily as a result of currency devaluations and other economic factors. As of September 28, 1996, the Company has net Mexican assets of $139.9 million.

  CASH EQUIVALENTS: The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  ACCOUNTS RECEIVABLE: The Company does not believe it has significant concentrations of credit risk in its accounts receivable, which are generally unsecured. Credit evaluations are performed on all significant customers and updated as circumstances dictate. Allowances for doubtful accounts were $4.3 million and $4.0 million in 1995 and 1996, respectively.

  INVENTORIES: Live chicken inventories are stated at the lower of cost or market and hens at the lower of cost, less accumulated amortization, or market. The costs associated with hens are accumulated up to the production stage and amortized over the productive lives using the straight-line method. Finished chicken products, feed, eggs and other inventories are stated at the lower of cost (first-in, first-out method) or market. Occasionally, the Company hedges a portion of its purchases of major feed ingredients using futures contracts to minimize the risk of adverse price fluctuations. Gains and losses on the hedge transactions are deferred and recognized as a component of cost of sales when products are sold.

  PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of these assets. Depreciation expense was $23.7 million, $24.8 million and $26.8 million in 1994, 1995 and 1996, respectively.

  NET INCOME (LOSS) PER COMMON SHARE: Net income (loss) per share is based on the weighted average shares of common stock outstanding during the year. The weighted average number of shares outstanding was 27,589,250 in all periods.

  USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  UNAUDITED INTERIM FINANCIAL INFORMATION: The unaudited consolidated financial statements at March 29, 1997 and for the six months ended March 30, 1996 and March 29, 1997 are unaudited; however, in the opinion of management such financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the Company's financial position at March 29, 1997 and results of operations and cash flows for the six months ended March 30, 1996 and March 29, 1997. Operating results for the six months ended March 29, 1997 are not necessarily indicative of the results that may be expected for the year ending September 27, 1997.

  On April 15, 1997, the Company secured an additional $35 million in secured term borrowing capacity from an existing lender at rates of 2.0% over LIBOR, with monthly principal and interest payments maturing in February 2006. On June 9, 1997, the Company secured an additional $10 million in secured term borrowing capacity from a group of existing lenders at rates equal to those under its existing $100 million revolving credit facility and maturing in June 1999. As of June 11, 1997, $20 million had been borrowed under such facilities.

NOTE B--INVENTORIES

  Inventories consist of the following:

                                                                     (UNAUDITED)
                                         SEPTEMBER 30, SEPTEMBER 28,  MARCH 29,
                                             1995          1996         1997
                                         ------------- ------------- -----------
                                                     (IN THOUSANDS)
      Live chickens and hens............   $ 55,353      $ 66,248     $ 64,632
      Feed, eggs and other..............     32,087        39,804       38,208
      Finished chicken products.........     22,964        30,814       35,086
                                           --------      --------     --------
                                           $110,404      $136,866     $137,926
                                           ========      ========     ========

NOTE C--NOTES PAYABLE AND LONG-TERM DEBT

  The Company maintains a $100 million domestic credit facility with various banks providing short-term lines of credit at interest rates of approximately one and three-quarters percent above LIBOR. Domestic inventories and trade accounts receivable of the Company are pledged as collateral on this facility. The Company also maintains a $10 million credit facility for its Mexican operations with a bank providing short-term lines of credit at interest rates of approximately two and three-quarters percent above LIBOR. The Company has a negative pledge of Mexican inventories and accounts receivable related to this facility. At September 28, 1996, availability under these lines totaled $73.8 million. The weighted average interest rate on the Company's short-term borrowings as of September 28, 1996, was 7.2%. The fair value of the Company's long-term debt was estimated using quoted market prices, where available. For long-term debt not actively traded, fair values were estimated using discounted cash flow analysis using current market rates for similar types of borrowings.

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

  The table below sets forth maturities on long-term debt during the next five years.

                                               AMOUNT
                                           --------------
            YEAR
            ----                           (IN THOUSANDS)
            1997..........................      8,850
            1998..........................      9,741
            1999..........................      9,864
            2000..........................     24,692
            2001..........................      5,930

  During 1996, the Company retired certain debt prior to its scheduled maturity. These repayments resulted in an extraordinary charge of $2.8 million, net of $1.8 million tax benefit.

  The Company is required, by certain provisions of its debt agreements, to maintain minimum levels of working capital and net worth, to limit dividends to a maximum of $1.7 million per year, to maintain various fixed charge, leverage, current and debt-to-equity ratios, and to limit annual capital expenditures.

  Total interest during 1994, 1995 and 1996 was $20.1 million, $19.1 million and $23.4 million, respectively. Interest related to new construction capitalized in 1994, 1995 and 1996 was $.5 million, $.6 million and $1.3 million, respectively.

  Long-term debt and the related fair values consist of the following:

                                         SEPTEMBER 30, 1995  SEPTEMBER 28, 1996
                                         ------------------- -------------------
                                         CARRYING    FAIR    CARRYING    FAIR
                                          AMOUNTS    VALUE    AMOUNTS    VALUE
                                         ------------------- -------------------
                                                     (IN THOUSANDS)
Senior subordinated notes due August 1,
 2003, interest at 10 7/8% (effective
 rate of 11 1/8%) payable in semi-
 annual installments, less discount of
 $1,181,000 and $1,032,000 in 1995 and
 1996, respectively....................  $  98,819 $  96,219 $  98,968 $ 100,219
Notes payable to an insurance company
 at 7.21%, payable in monthly
 installments of $455,305 including
 interest, plus one final balloon
 payment at maturity on February 28,
 2006..................................         --        --    48,896    46,063
Notes payable to bank, interest at
 LIBOR plus 1.8% in 1995 and 2.0% in
 1996, respectively, with principal
 payments of $167,000 and $950,500 in
 quarterly installments, interest paid
 monthly, in fiscal year 1996 and
 thereafter, respectively, plus one
 final balloon payment at maturity on
 June 30, 2000.........................     30,233    30,233    29,732    29,732
Notes payable to an agricultural lender
 at a rate approximating LIBOR plus
 1.65%, payable in equal monthly
 installments including interest
 through April 1, 2003.................     29,119    29,119    27,080    27,080
Senior secured debt payable to an
 insurance company at 10.49%, payable
 in equal annual installments beginning
 October 5, 1996 through September 21,
 2002..................................     22,000    23,930        --        --
Senior secured debt payable to an
 insurance company, interest at 9.55%,
 payable in equal annual installments
 through October 1, 1998...............      4,440     4,712        --        --
Other notes payable....................      3,564     3,745     2,508     2,547
                                         --------- --------- --------- ---------
                                           188,175 $ 187,958   207,184 $ 205,641
Less current maturities................      5,187               8,850
                                         ---------           ---------
                                          $182,988           $ 198,334
                                         =========           =========

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES
  Substantially all of the Company's domestic property, plant and equipment is pledged as collateral on its long-term debt, however, Mexico's property, plant and equipment is unencumbered.

NOTE D--INCOME TAXES

  Income (loss) before income taxes and extraordinary charge after allocation of certain expenses to foreign operations for 1994, 1995 and 1996 was $33.9 million, $29.9 million and $16.3 million, respectively, for domestic operations, and $8.6 million, $(27.8) million and $(16.3) million, respectively, for foreign operations. The provisions for income taxes are based on pretax financial statement income.

  The components of income tax expense (benefit) are set forth below:

                                                    YEARS ENDED
                                     ------------------------------------------
                                     OCT. 1, 1994 SEPT. 30, 1995 SEPT. 28, 1996
                                     ------------ -------------- --------------
                                                   (IN THOUSANDS)
Current:
  Federal...........................   $ 4,573       $ 5,215         $3,005
  Foreign...........................       423           638            817
  Other.............................      (326)          420          1,083
                                       -------       -------         ------
                                         4,670         6,273          4,905
Deferred:
  Reinstatement of deferred taxes
   through utilization of tax
   credits and net operating losses.     6,589         3,542            397
  Accelerated tax depreciation......     1,002           215           (195)
  Expenses deductible in a different
   year for tax and financial
   reporting purposes...............      (580)          411            238
  Other, net........................      (291)         (383)          (794)
                                       -------       -------         ------
                                         6,720         3,785           (354)
                                       -------       -------         ------
                                       $11,390       $10,058         $4,551
                                       =======       =======         ======

  The following is a reconciliation between the statutory U.S. federal income tax rate and the Company's effective income tax rate.

                                               YEARS ENDED
                          -----------------------------------------------------
                          OCTOBER 1, 1994 SEPTEMBER 30, 1995 SEPTEMBER 28, 1996
                          --------------- ------------------ ------------------
Federal income tax rate..       35.0%            35.0%               35.0%
State tax rate, net......        2.3             40.1             1,674.1
Effect of Mexican loss
 being non-deductible in
 U.S.....................         --            411.1             6,252.3
Difference in U.S.
 statutory tax rate and
 Mexican effective tax
 rate....................      (10.7)              --                  --
Effect of Mexican asset
 based minimum tax.......         --               --             1,649.3
Other, net...............        0.2             (5.2)                0.2
                               -----            -----             -------
                               26.8%            481.0%            9,610.9%
                               =====            =====             =======

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES
  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                       YEARS ENDED
                                          -------------------------------------
                                          SEPTEMBER 30, 1995 SEPTEMBER 28, 1996
                                          ------------------ ------------------
                                                     (IN THOUSANDS)
   Deferred tax liabilities:
     Tax over book depreciation..........      $24,221            $24,027
     Prior use of cash accounting........       33,572             33,418
     Other...............................          965                930
                                               -------            -------
       Total deferred tax liabilities....       58,758             58,375
                                               -------            -------
   Deferred tax assets:
     AMT credit carryforward.............        2,972              4,034
     General business credit
      carryforward.......................        1,459              1,459
     Expenses deductible in different
      years..............................        7,166              7,534
                                               -------            -------
       Total deferred tax asset..........       11,597             11,568
                                               -------            -------
         Net deferred tax liabilities....      $47,161            $46,807
                                               =======            =======

  On January 1, 1994, the Company completed a series of restructuring of activities in Mexico which allowed previously nonagricultural Mexican operations to be combined with existing agricultural operations and, as such, qualify for taxability as agricultural operations, which are currently not subject to taxes in Mexico. The current provision for foreign income taxes in 1995 and 1996 is the result of an asset based minimum tax. The Company has not provided any U.S. deferred federal income taxes on the undistributed earnings of its Mexican subsidiaries based upon its determination that such earnings will be indefinitely reinvested. As of September 28, 1996, the cumulative undistributed earnings of these subsidiaries were approximately $19.1 million. If such earnings were not considered indefinitely reinvested, deferred federal and foreign income taxes would have been provided, after consideration of estimated foreign tax credits. (Included in this amount would be foreign taxes resulting from earnings of the Mexican agricultural subsidiaries which would be due upon distribution of such earnings to the U.S.) However, determination of the amount of deferred federal and foreign income taxes is not practicable.

  As of September 28, 1996, approximately $4.0 million of alternative minimum tax credits were available to offset future taxable income. All credits have been reflected in the financial statements as a reduction of deferred taxes. As these credits are utilized for tax purposes, deferred taxes will be reinstated.

NOTE E--SAVINGS PLAN

  The Company maintains a Section 401(k) Salary Deferral Plan (the "Plan"). Under the Plan, eligible domestic employees may voluntarily contribute a percentage of their compensation. The Plan provides for a contribution of up to four percent of compensation subject to an overall Company contribution limit of five percent of income before taxes.

  Under the plan outlined above, the Company's expenses were $2.6 million, $1.9 million and $1.8 million in 1994, 1995 and 1996, respectively.

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

NOTE F--RELATED PARTY TRANSACTIONS

  The major stockholder of the Company owns an egg laying and a chicken growing operation. Transactions with related entities are summarized as follows:

                                               YEARS ENDED
                          -----------------------------------------------------
                          OCTOBER 1, 1994 SEPTEMBER 30, 1995 SEPTEMBER 28, 1996
                          --------------- ------------------ ------------------
                                             (IN THOUSANDS)
Contract egg grower fees
 to major stockholder....      5,137             4,760              4,697
Chick, feed and other
 sales to major
 stockholder.............      9,373            12,478             18,057
Live chicken purchases
 from major stockholder..      9,346            12,721             18,112
Purchases of feed
 ingredients from Archer
 Daniels Midland Company.     56,499            44,250             23,226

  The Company leases an airplane from its major stockholder under an operating lease agreement. The terms of the lease agreement require monthly payments of $33,000 plus operating expenses. Lease expense was $396,000 for each of the years 1994, 1995 and 1996. Operating expenses were $213,000, $149,000 and $88,000 in 1994, 1995 and 1996, respectively.

  Expenses incurred for the guarantee of certain debt by stockholders were $526,000, $623,000 and $1,027,000 in 1994, 1995 and 1996, respectively.

NOTE G--COMMITMENTS AND CONTINGENCIES

  The Consolidated Statements of Income (Loss) included rental expense for operating leases of approximately $10.1 million, $9.8 million and $10.1 million in 1994, 1995 and 1996, respectively. The Company's future minimum lease commitments under noncancelable operating leases are as follows:

                                               AMOUNT
                                           --------------
            YEAR
            ----                           (IN THOUSANDS)
            1997..........................      8,787
            1998..........................      8,084
            1999..........................      7,323
            2000..........................      6,643
            2001..........................      5,837
            Thereafter....................     11,336

  At September 28, 1996, the Company had $9.2 million letters of credit outstanding relating to normal business transactions.

  The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

NOTE H--BUSINESS SEGMENTS

  The Company operates in a single business segment as a producer of agricultural products and conducts separate operations in the United States and Mexico.

                  PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

  Interarea sales, which are not material, are accounted for at prices comparable to normal trade customer sales. Identifiable assets by geographic area are those assets which are used in the Company's operation in each area.

  Information about the Company's operations in these geographic areas is as follows:

                                               YEARS ENDED
                          -----------------------------------------------------
                          OCTOBER 1, 1994 SEPTEMBER 30, 1995 SEPTEMBER 28, 1996
                          --------------- ------------------ ------------------
                                             (IN THOUSANDS)
Sales to unaffiliated
 customers:
  United States.........     $733,865          $772,315          $  911,181
  Mexico................      188,744           159,491             228,129
                             --------          --------          ----------
                             $922,609          $931,806          $1,139,310
Operating income (loss):
  United States.........     $ 46,421          $ 41,923          $   29,705
  Mexico................       13,277           (16,993)             (8,201)
                             --------          --------          ----------
                             $ 59,698          $ 24,930          $   21,504
Identifiable assets:
  United States.........     $302,911          $328,489          $  363,543
  Mexico................      135,772           169,115             173,179
                             --------          --------          ----------
                             $438,683          $497,604          $  536,722

NOTE I--ACQUISITIONS AND INVESTMENTS

  On July 5, 1995, the Company acquired certain assets of Union de Queretaro, et al, a group of five chicken companies located near Queretaro, Mexico for approximately $35.3 million. These assets were integrated with the Company's existing Mexican operation, headquartered in Queretaro, Mexico, which is one of the two largest chicken operations in Mexico. The acquisition has been accounted for as a purchase, and the results of operations for this acquisition have been included in the Company's consolidated results of operations since the acquisition date. Pro forma operating results are not presented as they would not differ materially from actual results reported in 1994 and 1995.

                 PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

NOTE J--QUARTERLY RESULTS--(UNAUDITED)

                                                      YEAR ENDED SEPTEMBER 30, 1995
                             -------------------------------------------------------------------------------------------
                               FIRST QUARTER            SECOND QUARTER         THIRD QUARTER  FOURTH QUARTER FISCAL YEAR
                             ------------------       -------------------      -------------  -------------- -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................   $          227,000        $          216,830      $230,297        $257,679    $  931,806
Gross profit................               20,765                     7,577        23,826          21,976        74,144
Operating income (loss).....                8,742                    (4,662)       11,843           9,007        24,930
Net income (loss)...........                  556                   (16,304)        6,143           1,638        (7,967)
Per share:
  Net income (loss).........                 0.02                     (0.59)         0.22            0.06         (0.29)
  Cash dividends............                0.015                     0.015         0.015           0.015          0.06
  Market price:
    High....................                  10 3/8                     9 3/4         8 3/8           8 3/4        10 3/8
    Low.....................                   9 3/8                     7 3/4         7 1/2           7 5/8         7 1/2
                                                      YEAR ENDED SEPTEMBER 28, 1996
                             -------------------------------------------------------------------------------------------
                               FIRST QUARTER            SECOND QUARTER         THIRD QUARTER  FOURTH QUARTER FISCAL YEAR
                             ------------------       -------------------      -------------  -------------- -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................   $          267,475        $          272,004      $294,339        $305,492    $1,139,310
Gross profit................               20,972                    16,047        17,384          16,237        70,640
Operating income (loss).....                8,825                     3,684         5,454           3,541        21,504
Extraordinary charge(a).....                   --                    (2,780)           --              --        (2,780)
Net income (loss)...........                 (704)                   (3,335)        1,007          (4,252)       (7,284)
Per share:
  Net income (loss) before
   extraordinary charge.....                (0.03)                    (0.02)         0.04           (0.15)        (0.16)
  Extraordinary charge......                   --                     (0.10)           --              --         (0.10)
  Net income (loss).........                (0.03)                    (0.12)         0.04           (0.15)        (0.26)
  Cash dividends............                0.015                     0.015         0.015           0.015          0.06
  Market price:
    High....................                   8 3/8                     7 5/8          9               9             9
    Low.....................                   6 5/8                     6 3/4         6 3/4           7 1/2         6 5/8
                                 YEAR ENDED SEPTEMBER 27, 1997
                             --------------------------------------------
                               FIRST QUARTER            SECOND QUARTER
                             ------------------       -------------------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................   $          297,806        $          303,401
Gross profit................               30,267                    23,085
Operating income (loss).....               16,314                     9,660
Net income (loss)...........               10,105                     4,954
Per share:
  Net income (loss).........                 0.37                      0.18
  Cash dividends............                0.015                     0.015
  Market price:
    High....................                    9                       12 1/8
    Low.....................                   7 3/4                     8 5/8

(a) The extraordinary charge of $2.8 million, net of tax, is the result of the early repayment of 10.49% and 9.55% senior secured debt payable to an insurance company. (See Note C).

                       [A PLATE WITH A CHICKEN ENTREE.]

Pilgrim's Pride capabilities make possible a wide variety of menu applications





                       [A PLATE WITH A CHICKEN ENTREE.]

     for chicken.  Through our customer focused research and development,





                       [A PLATE WITH A CHICKEN ENTREE.]

    we provide specialized solutions to meet our customer-specific needs.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................    3
Reference Data............................................................    3
Forward-Looking Information...............................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................    8
The Company...............................................................   11
Use of Proceeds...........................................................   11
Price Range of Common Stock and Dividends.................................   11
Selected Consolidated Financial Data......................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
The Chicken Industry......................................................   20
Business..................................................................   25
Management................................................................   35
Compensation Committee Interlocks and Insider Participation...............   39
Certain Relationships and Transactions....................................   40
Principal and Selling Stockholders........................................   41
Description of Capital Stock..............................................   42
Underwriting..............................................................   43
Legal Matters.............................................................   44
Experts...................................................................   44
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,261,382 SHARES

                                   LOGO

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                           A.G. EDWARDS & SONS, INC.

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The table below sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the Common Stock to be registered and offered hereby. Such expenses will be paid by the Selling Stockholders; provided that if the Underwriters exercise their over-allotment option, a pro rata portion of such expenses shall be payable by the Company based upon the relative number of shares of Common Stock sold by the Company and the Selling Stockholders.

      SEC Registration Fee............................................ $  7,753
      NASD Filing Fee.................................................    8,871
      New York Stock Exchange Listing Fee.............................    1,500
      Accounting Fees and Expenses....................................   50,000
      Transfer Agent and Registrar Fees...............................    1,000
      Printing, Distribution and Engraving Expenses...................   50,000
      Legal Fees and Expenses (other than Blue Sky)...................  100,000
      Blue Sky (including legal fees and expenses)....................   10,000
      Miscellaneous...................................................   20,876
                                                                       --------
        Total......................................................... $250,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Bylaws of the Company provide that the Company shall indemnify and hold harmless any present or former officer or director or any officer or director who is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, trust, employee benefit plan or other enterprise, from and against expenses actually incurred by such person in connection with any suit to which they are made, or are threatened to be made, a party, or to which they are a witness without being named a party, if it is determined that he acted in good faith and reasonably believed (i) in the case of conduct in his official capacity on behalf of the Company, that his conduct was in the Company's best interests, (ii) in all other cases, that his conduct was not opposed to the best interests of the Company, and (iii) with respect to any criminal action, that he had no reasonable cause to believe his conduct was unlawful; provided, however, that in the event a determination is made that such person is liable to the Company or is found liable on the basis that a personal benefit was improperly received by such person, the indemnification is limited to reasonable expenses actually incurred by such person in connection with the suit and shall not be made in respect of any suit in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

  Pursuant to Section 145 of the General Corporation Law of the State of Delaware ("Delaware Code"), the Company generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party be reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

  According to the Bylaws of the Company and Section 145 of the Delaware Code, the Company has the power to purchase and maintain insurance for such persons.

  The above discussion of the Company's Bylaws and of Section 145 of the Delaware Code is not intended to be exhaustive and is qualified in its entirety by such Bylaws and the Delaware Code.

  In addition, the Company and certain other persons may be entitled, pursuant to the Underwriting Agreement, to indemnification by the Underwriters and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribution with respect to payments which the Company or such persons may be required to make in respect thereof.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement.**
   3.1   Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 of the Company's Registration Statement on Form S-1
         (No. 33-8805) effective November 14, 1986).
   3.2   Amended and Restated Corporate Bylaws of Pilgrim's Pride Corporation,
         a Delaware Corporation, effective December 4, 1996 (incorporated by reference from Exhibit 3.3 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).
   4.1   Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 of the Company's Registration Statement on Form S-1
         (No. 33-8805) effective November 14, 1986).
   4.2   Amended and Restated Corporate Bylaws of Pilgrim's Pride Corporation,
         a Delaware Corporation, effective December 4, 1996 (incorporated by reference from Exhibit 3.3 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).
   4.3   Specimen Certificate for shares of Common Stock, par value $.01 per share, of the Company (incorporated by reference from Exhibit 4.6 of the Company's Form 8 filed on July 1, 1992).
   4.4   Form of Indenture between the Company and Ameritrust Texas National
         Association relating to the Company's 10 7/8% Senior Subordinated
         Notes Due 2003 (incorporated by reference from Exhibit 4.6 of the
         Company's Registration Statement on Form S-1 (No. 33-59626) filed on
         March 16, 1993).
   4.5   Form of 10 7/8% Senior Subordinated Note Due 2003 (incorporated by reference from Exhibit 4.8 of the Company's Registration Statement on
         Form S-1 (No. 33-61160) filed on June 16, 1993).
   5.1   Opinion and Consent of Baker & McKenzie.**
  10.1   Pilgrim Industries, Inc., Profit Sharing Retirement Plan, restated as of July 1, 1987 (incorporated by reference from Exhibit 10.1 of the
         Company's Form 8 filed on July 1, 1992).
  10.2   Bonus Plan of the Company (incorporated by reference from Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No. 33-8805)
         effective November 14, 1986).
  10.3   Stock Purchase Agreement dated May 12, 1992, between the Company and
         Archer Daniels Midland Company (incorporated by reference from Exhibit
         10.45 of the Company's Form 10-K for the year ended September 26,
         1992).
  10.4   Employee Stock Investment Plan of the Company (incorporated by reference from Exhibit 10.28 of the Company's Registration Statement on Form S-1 (No. 33-21057) effective May 2, 1988).
  10.5   Promissory Note dated September 20, 1990, by and between the Company and Hibernia National Bank of Texas (incorporated by reference from
         Exhibit 10.42 of the Company's Form 8 filed on July 1, 1992).
  10.6   Loan Agreement dated October 16, 1990, by and among the Company,
         Lonnie "Bo" Pilgrim and North Texas Production Credit Association,
         with related Variable Rate Term Promissory Note and Deed of Trust
         (incorporated by reference from Exhibit 10.43 of the Company's Form 8 filed on July 1, 1992).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.7   Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank, N.V., Boatmen's First National Bank
         of Kansas City, and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.31 of the Company's Registration
         Statement on Form S-1 (No. 33-61160) filed on June 16, 1993).
  10.8   First Amendment to Secured Credit Agreement dated June 30, 1994 to the
         Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.33 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).
  10.9   Second Amendment to Secured Credit Agreement dated December 6, 1994 to the Secured Credit Agreement dated May 27, 1993, by and among the
         Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.36 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).
  10.10  Third Amendment to Secured Credit Agreement dated June 30, 1995 to the
         Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.37 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).
  10.11  Second Amended and Restated Loan and Security Agreement dated July 31,
         1995, by and among the Company, the banks party thereto and
         Creditanstalt-Bankverein, as agent (incorporated by reference from
         Exhibit 10.38 of the Company's annual report on Form 10-K for the fiscal year ended September 28, 1996).
  10.12  Revolving Credit Loan Agreement dated March 27, 1995 by and among the
         Company and Agricultural Production Credit Association (incorporated by reference from Exhibit 10.39 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).
  10.13  First Supplement to Revolving Credit Loan Agreement dated July 6, 1995 by and among the Company and Agricultural Production Credit
         Association (incorporated by reference from Exhibit 10.40 of the
         Company's annual report on Form 10-K for the fiscal year ended
         September 28, 1996).
  10.14  Credit Agreement dated as of January 31, 1996 is entered into among
         Pilgrim's Pride, S.A. de C.V., and Internationale Nederlanden (U.S.)
         Capital Corporation, Pilgrim's Pride Corporation, Avicola Pilgrim's
         Pride de Mexico, S.A. de C.V., Compania Incubadora Avicola Pilgrim's
         Pride, S.A. de C.V., Productora Y Distribuidora de Alimentos, S.A. de
         C.V., Immobiliaria Avicola Pilgrim's Pride, S. De R.L. de C.V. and
         CIA. Incubadora Hidalgo, S.A. de C.V. (incorporated by reference from
         Exhibit 10.42 of the Company's annual report on Form 10-K for the fiscal year ended September 28, 1996).
  10.15  Fourth Amendment to Secured Credit Agreement dated June 6, 1996 to the
         Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and Wells Fargo Bank Texas, N.A., successor to First
         Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit
         10.43 of the Company's annual report on Form 10-K for the fiscal year ended September 28, 1996).
  10.16  Second Supplement to Revolving Credit Loan Agreement dated June 28,
         1996 by and among the Company and Agricultural Production Credit
         Association (incorporated by reference from Exhibit 10.44 of the
         Company's annual report on Form 10-K for the fiscal year ended
         September 28, 1996).
  10.17  Third Supplement to Revolving Credit Loan Agreement dated August 22,
         1996 by and among the Company and Agricultural Production Credit
         Association (incorporated by reference from Exhibit 10.45 of the
         Company's annual report on Form 10-K for the fiscal year ended
         September 28, 1996).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.18  Note Purchase Agreement dated April 14, 1997 by and between John
         Hancock Mutual Life Insurance Company and Signature 1A (Cayman), Ltd.
         and the Company (incorporated by reference from Exhibit 10.46 of the
         Company's Quarterly Report on Form 10-Q for the three months ended
         March 29, 1997).
  10.19  Agreement between Pilgrim's Pride Corporation and Certain Shareholders dated November 28, 1996 (incorporated by reference from Exhibit 10.47 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).
  10.20  Aircraft Lease Extension Agreement between B.P. Leasing Co., (L. A.
         Pilgrim, Individually) and Pilgrim's Pride Corporation, (formerly
         Pilgrim Industries, Inc.) effective November 15, 1992 (incorporated by reference from Exhibit 10.48 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).
  10.21  Broiler Grower Contract dated May 6, 1997 between Pilgrim's Pride
         Corporation and Lonnie "Bo" Pilgrim (Farm 30) (incorporated by reference from Exhibit 10.49 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).
  10.22  Commercial Egg Grower Contract dated May 7, 1997 between Pilgrim's
         Pride Corporation and Pilgrim Poultry, G.P. (incorporated by reference from Exhibit 10.50 of the Company's Quarterly Report on Form 10-Q for
         the three months ended March 29, 1997).
  10.23  Agreement dated October 15, 1996 between Pilgrim's Pride Corporation and Pilgrim Poultry, G.P. (Incorporated by reference from Exhibit
         10.51 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).
  10.24  Heavy Breeder Contract dated May 7, 1997 between Pilgrim's Pride
         Corporation and Lonnie "Bo" Pilgrim (Farms 44, 45 & 46) (Incorporated
         by reference from Exhibit 10.51 of the Company's Quarterly Report on
         Form 10-Q for the three months ended March 29, 1997).
  10.25  Broiler Grower Contract dated January 9, 1997 by and between Pilgrim's
         Pride Corporation and O.B. Goolsby, Jr. *
  10.26  Broiler Grower Contract dated January 15, 1997 by and between
         Pilgrim's Pride Corporation and B.J.M. Farms.*
  10.27  Broiler Growing Agreement dated January 29, 1997 by and between
         Pilgrim's Pride Corporation and Clifford E. Butler.*
  21.1   Subsidiaries of Registrant.*
  23.1   Consent of Ernst & Young LLP.*
  23.2   Consent of Baker & McKenzie (included in the opinion filed as Exhibit
         5.1 to this Registration Statement).**
  24.1   Power of Attorney (included on the signature page of this Registration
         Statement).+

--------
 * Filed herewith
** To be filed by amendment

 + Previously filed

  Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K promulgated by the Securities and Exchange Commission, the Company has not filed as exhibits certain other instruments defining the rights of holders of long-term debt of the Company which instruments do not pertain to indebtedness in excess of 10% of the total assets of the Company. The Company hereby agrees to furnish copies of such instruments to the Securities and Exchange Commission upon request.

 Financial Statement Schedules

  Schedule II--Valuation and Qualifying Accounts

  All other schedules are omitted because they are inapplicable or the requested information is in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburg, State of Texas, on June 25, 1997.

                                          PILGRIM'S PRIDE CORPORATION

                                                 /s/ Clifford E. Butler
                                          By:__________________________________
                                             Clifford E. Butler
                                             Vice Chairman of the Board of
                                             Directors
                                             and Executive President

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

                 *                   Chairman of the Board of        June 25, 1997
____________________________________ Directors and Chief
         Lonnie A. Pilgrim           Executive Officer (Principal
                                     Executive Officer)

     /s/ Clifford E. Butler          Vice Chairman of the Board      June 25, 1997
____________________________________ of Directors and Executive
         Clifford E. Butler          President

                 *                   President, Chief Operating      June 25, 1997
____________________________________ Officer and Director
          Lindy M. Pilgrim

                 *                   Executive Vice President,       June 25, 1997
____________________________________ Chief Financial Officer,
         Richard A. Cogdill          Secretary and Treasurer
                                     (Principal Financial and
                                     Accounting Officer)

                 *                   Executive Vice President,       June 25, 1997
____________________________________ Operations and Director
         Robert L. Hendrix

                 *                   Senior Vice President,          June 25, 1997
____________________________________ Technical Services and
           James J. Miner            Director

                 *                   Vice President, Director of     June 25, 1997
____________________________________ Transportation and Director
         Lonnie Ken Pilgrim

                 *                   Director                        June 25, 1997
____________________________________
          Charles L. Black

                 *                   Director                        June 25, 1997
____________________________________
        Robert E. Hilgenfeld

                 *                   Director                        June 25, 1997
____________________________________
          Vance C. Miller

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

                 *                   Director                        June 25, 1997
____________________________________
        James G. Vetter, Jr.

                 *                   Director                        June 25, 1997
____________________________________
           Donald L. Wass


    /s/ Clifford E. Butler
By:____________________________
      Clifford E. Butler
      (Attorney-in-fact)

                  PILGRIM'S PRIDE CORPORATION AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                   ADDITIONS

                                                CHANGES TO
                          BALANCE AT CHARGED TO   OTHER                     BALANCE AT
                          BEGINNING  COSTS AND  ACCOUNTS-- DEDUCTIONS --      END OF
       DESCRIPTION        OF PERIOD   EXPENSES   DESCRIBE    DESCRIBE         PERIOD
       -----------        ---------- ---------- ---------- -------------    ----------
Year ended September 28,
 1996:
  Reserves and allowances
   deducted from asset
   accounts; Allowance
   for doubtful.......... $4,280,000 $1,003,000    $--      $1,298,000 (1)  $3,985,000
Year ended September 30,
 1995:
  Reserves and allowances
   deducted from asset
   accounts; Allowance
   for doubtful.......... $5,906,000 $1,333,000    $--      $2,759,000 (1)  $4,280,000
Year ended October 1,
 1994:
  Reserves and allowances
   deducted from asset
   accounts; Allowance
   for doubtful.......... $3,238,000 $2,663,000    $--      $   (2,000)(2)  $5,906,000

--------
(1) The decrease in the 1996 and 1995 reserve account is primarily due to the devaluation of the peso.
(2) Uncollectible accounts written off, net of receivables.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement.**
   3.1   Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 of the Company's Registration Statement on Form S-1
         (No. 33-8805) effective November 14, 1986).
   3.2   Amended and Restated Corporate Bylaws of Pilgrim's Pride Corporation,
         a Delaware Corporation, effective December 4, 1996 (incorporated by reference from Exhibit 3.3 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).
   4.1   Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 of the Company's Registration Statement on Form S-1
         (No. 33-8805) effective November 14, 1986).
   4.2   Amended and Restated Corporate Bylaws of Pilgrim's Pride Corporation,
         a Delaware Corporation, effective December 4, 1996 (incorporated by reference from Exhibit 3.3 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).
   4.3   Specimen Certificate for shares of Common Stock, par value $.01 per share, of the Company (incorporated by reference from Exhibit 4.6 of the Company's Form 8 filed on July 1, 1992).
   4.4   Form of Indenture between the Company and Ameritrust Texas National
         Association relating to the Company's 10 7/8% Senior Subordinated
         Notes Due 2003 (incorporated by reference from Exhibit 4.6 of the
         Company's Registration Statement on Form S-1 (No. 33-59626) filed on
         March 16, 1993).
   4.5   Form of 10 7/8% Senior Subordinated Note Due 2003 (incorporated by reference from Exhibit 4.8 of the Company's Registration Statement on
         Form S-1 (No. 33-61160) filed on June 16, 1993).
   5.1   Opinion and Consent of Baker & McKenzie.**
  10.1   Pilgrim Industries, Inc., Profit Sharing Retirement Plan, restated as of July 1, 1987 (incorporated by reference from Exhibit 10.1 of the
         Company's Form 8 filed on July 1, 1992).
  10.2   Bonus Plan of the Company (incorporated by reference from Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No. 33-8805)
         effective November 14, 1986).
  10.3   Stock Purchase Agreement dated May 12, 1992, between the Company and
         Archer Daniels Midland Company (incorporated by reference from Exhibit
         10.45 of the Company's Form 10-K for the year ended September 26,
         1992).
  10.4   Employee Stock Investment Plan of the Company (incorporated by reference from Exhibit 10.28 of the Company's Registration Statement on Form S-1 (No. 33-21057) effective May 2, 1988).
  10.5   Promissory Note dated September 20, 1990, by and between the Company and Hibernia National Bank of Texas (incorporated by reference from
         Exhibit 10.42 of the Company's Form 8 filed on July 1, 1992).
  10.6   Loan Agreement dated October 16, 1990, by and among the Company,
         Lonnie "Bo" Pilgrim and North Texas Production Credit Association,
         with related Variable Rate Term Promissory Note and Deed of Trust
         (incorporated by reference from Exhibit 10.43 of the Company's Form 8 filed on July 1, 1992).
  10.7   Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank, N.V., Boatmen's First National Bank
         of Kansas City, and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.31 of the Company's Registration
         Statement on Form S-1 (No. 33-61160) filed on June 16, 1993).
  10.8   First Amendment to Secured Credit Agreement dated June 30, 1994 to the
         Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.33 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.9   Second Amendment to Secured Credit Agreement dated December 6, 1994 to the Secured Credit Agreement dated May 27, 1993, by and among the
         Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.36 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).
  10.10  Third Amendment to Secured Credit Agreement dated June 30, 1995 to the
         Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and First Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit 10.37 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).
  10.11  Second Amended and Restated Loan and Security Agreement dated July 31,
         1995, by and among the Company, the banks party thereto and
         Creditanstalt-Bankverein, as agent (incorporated by reference from
         Exhibit 10.38 of the Company's annual report on Form 10-K for the fiscal year ended September 28, 1996).
  10.12  Revolving Credit Loan Agreement dated March 27, 1995 by and among the
         Company and Agricultural Production Credit Association (incorporated by reference from Exhibit 10.39 of the Company's annual report on Form
         10-K for the fiscal year ended September 28, 1996).
  10.13  First Supplement to Revolving Credit Loan Agreement dated July 6, 1995 by and among the Company and Agricultural Production Credit
         Association (incorporated by reference from Exhibit 10.40 of the
         Company's annual report on Form 10-K for the fiscal year ended
         September 28, 1996).
  10.14  Credit Agreement dated as of January 31, 1996 is entered into among
         Pilgrim's Pride, S.A. de C.V., and Internationale Nederlanden (U.S.)
         Capital Corporation, Pilgrim's Pride Corporation, Avicola Pilgrim's
         Pride de Mexico, S.A. de C.V., Compania Incubadora Avicola Pilgrim's
         Pride, S.A. de C.V., Productora Y Distribuidora de Alimentos, S.A. de
         C.V., Immobiliaria Avicola Pilgrim's Pride, S. De R.L. de C.V. and
         CIA. Incubadora Hidalgo, S.A. de C.V. (incorporated by reference from
         Exhibit 10.42 of the Company's annual report on Form 10-K for the fiscal year ended September 28, 1996).
  10.15  Fourth Amendment to Secured Credit Agreement dated June 6, 1996 to the
         Secured Credit Agreement dated May 27, 1993, by and among the Company and Harris Trust and Savings Bank, and FBS AG Credit, Inc.,
         Internationale Nederlanden Bank N.V., Boatman's First National Bank of
         Kansas City and Wells Fargo Bank Texas, N.A., successor to First
         Interstate Bank of Texas, N.A. (incorporated by reference from Exhibit
         10.43 of the Company's annual report on Form 10-K for the fiscal year ended September 28, 1996).
  10.16  Second Supplement to Revolving Credit Loan Agreement dated June 28,
         1996 by and among the Company and Agricultural Production Credit
         Association (incorporated by reference from Exhibit 10.44 of the
         Company's annual report on Form 10-K for the fiscal year ended
         September 28, 1996).
  10.17  Third Supplement to Revolving Credit Loan Agreement dated August 22,
         1996 by and among the Company and Agricultural Production Credit
         Association (incorporated by reference from Exhibit 10.45 of the
         Company's annual report on Form 10-K for the fiscal year ended
         September 28, 1996).
  10.18  Note Purchase Agreement dated April 14, 1997 by and between John
         Hancock Mutual Life Insurance Company and Signature 1A (Cayman), Ltd.
         and the Company (incorporated by reference from Exhibit 10.46 of the
         Company's Quarterly Report on Form 10-Q for the three months ended
         March 29, 1997).
  10.19  Agreement between Pilgrim's Pride Corporation and Certain Shareholders dated November 28, 1996 (incorporated by reference from Exhibit 10.47 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).
  10.20  Aircraft Lease Extension Agreement between B.P. Leasing Co., (L. A.
         Pilgrim, Individually) and Pilgrim's Pride Corporation, (formerly
         Pilgrim Industries, Inc.) effective November 15, 1992 (incorporated by reference from Exhibit 10.48 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.21  Broiler Grower Contract dated May 6, 1997 between Pilgrim's Pride
         Corporation and Lonnie "Bo" Pilgrim (Farm 30) (incorporated by reference from Exhibit 10.49 of the Company's Quarterly Report on Form
         10-Q for the three months ended March 29, 1997).
  10.22  Commercial Egg Grower Contract dated May 7, 1997 between Pilgrim's
         Pride Corporation and Pilgrim Poultry, G.P. (incorporated by reference from Exhibit 10.50 of the Company's Quarterly Report on Form 10-Q for
         the three months ended March 29, 1997).
  10.23  Agreement dated October 15, 1996 between Pilgrim's Pride Corporation and Pilgrim Poultry, G.P. (Incorporated by reference from Exhibit
         10.51 of the Company's Quarterly Report on Form 10-Q for the three months ended March 29, 1997).
  10.24  Heavy Breeder Contract dated May 7, 1997 between Pilgrim's Pride
         Corporation and Lonnie "Bo" Pilgrim (Farms 44, 45 & 46) (Incorporated
         by reference from Exhibit 10.51 of the Company's Quarterly Report on
         Form 10-Q for the three months ended March 29, 1997).
  10.25  Broiler Grower Contract dated January 9, 1997 by and between Pilgrim's
         Pride Corporation and O.B. Goolsby, Jr. *
  10.26  Broiler Grower Contract dated January 15, 1997 by and between
         Pilgrim's Pride Corporation and B.J.M. Farms.*
  10.27  Broiler Growing Agreement dated January 29, 1997 by and between
         Pilgrim's Pride Corporation and Clifford E. Butler.*
  21.1   Subsidiaries of Registrant.*
  23.1   Consent of Ernst & Young LLP.*
  23.2   Consent of Baker & McKenzie (included in the opinion filed as Exhibit
         5.1 to this Registration Statement).**
  24.1   Power of Attorney (included on the signature page of this Registration
         Statement).+

--------
 * Filed herewith
** To be filed by amendment

 + Previously filed